EXHIBIT 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2022

This annual information form ("AIF") is as of March 31, 2023

Item 1. Table of Contents

Item 2. Preliminary Notes

This AIF contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Wherever possible, words such as “plans”, “expects”, or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Forward-looking information in this AIF include, without limitation, statements regarding:

•	our expectations regarding the potential for securing the necessary permits for a mine at the Pebble Project and our ability to establish that such a permitted mine can be economically developed;

•	the success of our appeal of the record of decision (“ROD”) of the United States Army Corps of Engineers (the “USACE”) denying the issuance of certain permits required for the Pebble Project, and the timing of a decision on this appeal;

•	our ability to successfully obtain federal and state permits required for the Pebble Project under the Clean Water Act (“CWA”), the National Environmental Policy Act (“NEPA”), and relevant legislation;

•	the outcome of the U.S. government investigations involving the Company;

•	our ability to successfully challenge the U.S. Environmental Protection Agency (“EPA”)’s Final Determination;

•	our ability to successfully defend against purported class action lawsuits that have been commenced against us;

•	our plan of operations, including our plans to carry out and finance exploration and development activities;

•	our ability to raise capital for exploration and development activities and meet our working capital requirements;

•	our expected financial performance in future periods;

•	our expectations regarding the exploration and development potential of the Pebble Project;

•	the outcome of the legal proceedings in which we are engaged;

•	whether any additional prepayment investments will be made in connection with our gold and silver production Royalty Agreement (as defined below under Three Year History) for the Pebble Project;

•	the uncertainties with respect to the effects of COVID-19;

•	the uncertainties related to the conflict in the Ukraine; and

•	factors relating to our investment decisions.

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Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable.

Key assumptions upon which the Company’s forward-looking information are based include:

•	our appeal of the ROD with the USACE will be successful;

•	that we will ultimately be able to demonstrate that a mine at the Pebble Project can be economically developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements so that we will be ultimately able to obtain permits authorizing construction of a mine at the Pebble Project;

•	that we will be able to secure sufficient capital necessary for continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing in order to advance to ultimate construction;

•	that we will ultimately be able to demonstrate that a mine at the Pebble Project will be economically feasible based on a mine plan for which permitting can be secured;

•	that we will be successful in challenging the EPA’s Final Determination process under the CWA;

•	that the COVID-19 outbreak will not materially impact or delay our ability to obtain permitting for a mine at the Pebble Project;

•	that the market prices of copper, gold, molybdenum, rhenium and silver will not decline significantly or stay depressed for a lengthy period of time;

•	that key personnel will continue their employment with us; and

•	that we will continue to be able to secure adequate financing on acceptable terms.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward looking statements are also subject to risks and uncertainties facing our business, any of which could have a material impact on our outlook.

Some of the risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

•	we may be unsuccessful in our appeal of the ROD with respect to the decision to deny the issuance of permits which we require to operate a mine at the Pebble Project, and the timing of a decision on the appeal is taking longer than anticipated and is uncertain;

•	we may be unsuccessful in challenging the EPA’s Final Determination under the CWA;

•	our inability to ultimately obtain permitting for a mine at the Pebble Project;

•	an inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a mine plan for which government authorities are prepared to grant permits;

•	we may not be successful in defending shareholder securities litigation claims that have been filed against us in the US and in Canada, and we may be obligated to indemnify our underwriters in addition to being subject to liabilities to the plaintiffs;

•	the uncertainty of the outcome of current or future government investigations and inquiries, including but not limited to, matters before the U.S. Department of Justice, a federal grand jury in Alaska and the U.S. Securities and Exchange Commission;

•	government efforts to curtail the COVID-19 pandemic may delay the Company in completion of its work relating to this permitting process;

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•	our ability to obtain funding for working capital and other corporate purposes associated with advancement of the Pebble Project;

•	the Royalty Holder under our gold and silver production Royalty Agreement may not increase its investment;

•	an inability to continue to fund exploration and development activities and other operating costs;

•	our actual operating expenses may be higher than projected;

•	the highly cyclical and speculative nature of the mineral resource exploration business;

•	the technical uncertainties of the Pebble Project and the lack of established reserves on the Pebble Project;

•	an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue on a going concern basis;

•	the potential for loss of the services of key executive officers;

•	a history of, and expectation of further, financial losses from operations impacting our ability to continue on a going concern basis;

•	the volatility of gold, copper, molybdenum, silver and rhenium prices and the share prices of mining companies;

•	uncertainty related to the conflict in Ukraine;

•	the impact of inflation on project costs and budgets for 2023 and beyond;

•	the inherent risk involved in the exploration, development and production of minerals, and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;

•	the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;

•	potential claims by third parties to titles or rights involving the Pebble Project;

•	the uncertainty of the outcome of current or future litigation including, but not limited to, the appeal of the ROD and any challenge of the EPA’s Final Determination;

•	the possible inability to insure our operations against all risks;

•	the highly competitive nature of the mining business;

•	the potential equity dilution to current shareholders due to any future equity financings or from the exercise of share purchase options and warrants to purchase the Company’s shares;

•	that we have never paid dividends and will not do so in the foreseeable future.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above. See “Risk Factors” on page 41 and the risk factors and related discussions in our Management Discussion and Analysis for the year ended December 31, 2022 (our “2022 Annual MD&A”).

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this AIF. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should appreciate the inherent uncertainty of, and not place undue reliance on, forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

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Incorporation of Continuous Disclosure Documents by Reference

In this AIF, the “Company” or “Northern Dynasty” refers to Northern Dynasty Minerals Ltd. and all its subsidiaries and affiliated partnerships together unless the context states otherwise.

Currency and Metric Equivalents

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. The Company’s accounts are maintained in Canadian dollars. The daily rate of exchange as reported by the Bank of Canada for the conversion of one Canadian dollar into one United States dollar (“U.S. dollar”) on December 30, 2022, being the last business day, was $1.3544.

On March 30, 2023, the rate of exchange of the Canadian Dollar, based on the daily rate in Canada as published by the Bank of Canada, was US$1.00 = $1.3533.  Exchange rates published by the Bank of Canada, available on its website www.bankofcanada.ca, are nominal quotations - not buying or selling rates - and intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. dollars.

	Year Ended December 31 (Canadian Dollars per U.S. Dollar)
	2022	2021	2020	2019
Rate at end of year	$1.3544	$1.2678	$1.2732	$1.2988
Average rate for year	$1.3011	$1.2535	$1.3415	$1.3269
High for year	$1.3856	$1.2942	$1.4496	$1.3600
Low for year	$1.2451	$1.2040	$1.2718	$1.2988

Monthly High and Low Daily Exchange Rate (Canadian Dollar per U.S. Dollar)
Month or Period	High	Low
March 2023 (to March 30, 2023)	$1.3807	$1.3533
February 2023	$1.3622	$1.3312
January 2023	$1.3658	$1.3314
December 2022	$1.3687	$1.3433
November 2022	$1.3749	$1.3288

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For ease of reference, the following factors for converting metric measurements into Imperial equivalents are as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 pounds)
grams/tonne	0.029	= ounces (troy)/ton

Glossary

In this AIF the following terms have the meanings set forth herein:

Regulatory Terms:

Term	Meaning
2020 Mine Plan	The mine plan under the updated Project Description, as described in the final environmental impact statement for the Pebble Project see Pebble EIS below
2023 Technical Report

The NI 43-101 technical report entitled, 2023 Technical Report on the Pebble Project, Southwest Alaska, USA, Effective Date: February 24, 2023, by J. David Gaunt, P.Geo., James Lang, P.Geo., Eric Titley, P.Geo., Hassan Ghaffari, P.Eng., Stephen Hodgson, P.Eng.

ADEC	Alaska Department of Environmental Conservation
ADNR	Alaska Department of Natural Resources
CWA	United States Clean Water Act
CWA 404 Permit Application	The permit application filed by the Pebble Partnership with the USACE pursuant to Section 404 of the CWA
EPA	United States Environmental Protection Agency
Final Determination	The final determination of the Regional Administrator of EPA Region 10 issued on January 30, 2023
LEDPA	The “least environmentally damaging practicable alternative” under the CWA
NEPA	National Environmental Policy Act
Original Proposed Determination	The original proposed determination of the EPA under Section 404(c) of the CWA in respect of the Pebble Project published in July 2014
Pebble EIS	The final environmental impact statement for the Pebble Project published by the USACE on July 24, 2020
Record of Decision	The record of decision of the USACE in respect of the Pebble Project issued by the USACE on November 25, 2020
Revised Proposed Determination	The revised proposed determination of the EPA under Section 404(c) of the CWA in respect of the Pebble Project published in May 2022
USACE	United States Army Corps of Engineers

Technical Terms:

Term	Meaning
AuEQ	Gold Equivalent
Alkalic	Igneous rock containing a relatively high percentage of sodium and potassium feldspar; alteration can also introduce alkali minerals.
Argillic	Hydrothermal alteration of wall rock that forms clay minerals including kaolinite, smectite, illite and other species.
C1	Cash cost per unit of extracting and processing the principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold.

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Term	Meaning
CuEQ	Copper Equivalent
Comminution	Reduction of solid materials from one average particle size to a smaller average particle size by crushing, grinding, cutting, vibrating, or other means.
Deportment	Assessment of how minerals contribute to grade, as each mineral is likely to behave differently to comminution, flotation or leaching.
Diorite	Grey to dark-grey igneous intrusive rock of intermediate composition, composed principally of plagioclase feldspar along with biotite, hornblende and/or pyroxene.
Element Abbreviations	Au - Gold; Ag - Silver; Al - Aluminum; Cu - Copper; Fe - Iron; Mo - Molybdenum; Na - Sodium; O - Oxygen; Pb - Lead; Re – Rhenium; S - Sulphur; Zn - Zinc.
Geometallurgy	Practice of combining geology and/or geostatistics with metallurgy.
Graben	Down-dropped block of land bordered by faults.
Granodiorite	Medium- to coarse-grained acid igneous rock with quartz (>20%), plagioclase and alkali feldspar, commonly with minor hornblende and/or biotite.
Hypogene	Processes below the earth’s surface which, in mineral deposits, result in precipitation of primary minerals like sulphides.
Hydrothermal mineral deposit

Any concentration of metallic minerals formed by the precipitation of solids from hot waters (hydrothermal solution). The solutions may be sourced from a magma or from deeply circulating water heated by magma.

Illite Pyrite	Alteration zone with significant amounts of illite – a clay mineral and pyrite – an iron sulphide mineral.
Intrusion (batholith, dyke, pluton)	Medium to coarse grained igneous bodies that crystallized at depth within the Earth’s crust. Large intrusive bodies are called batholiths; smaller bodies are plutons and linear bodies are dykes.
K Silicate	Alteration zone with significant potassium (K) bearing silicate minerals.
Kriging	A method of estimation of a variable value (such as metal grade) at an unmeasured location from measured values, weighted by distance and orientation, at nearby locations.
Leached Cap	Rock that originally contained mineralization that was subsequently removed due to weathering processes.
Locked Cycle Test	A repetitive batch flotation test used in mineral processing laboratories while developing a metallurgical flowsheet.
Monzonite	Igneous intrusive rock with approximately equal amounts of plagioclase and alkali feldspar, and less than 5% quartz by volume.
National Instrument 43-101 (“NI 43-101”)	The Canadian securities instrument which establishes disclosure standards for mineral projects held by Canadian publicly-traded resource companies.
Porphyry deposit	A type of mineral deposit genetically related to igneous intrusions in which ore minerals are widely distributed, generally of low grade but commonly of large tonnage.
Potassic	Hydrothermal alteration that results in the production of potassium-bearing minerals such as biotite, muscovite or sericite, and/or orthoclase.

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Term	Meaning
Preliminary Economic Assessment

A study that includes an economic analysis of the potential viability of mineral resources but that does not meet the definition of either a “pre-feasibility study” or a “feasibility study”, as such terms are defined under Canadian Institute of Mining and Metallurgy (“CIM”) Definitions below.  It is a term defined under NI 43-101.

Pyrophyllite	Aluminosilicate hydroxide mineral that forms as a result of hydrothermal alteration or low grade metamorphism.
QSP	Quartz Sericite Pyrite; an alteration zone.
Sericite	Alteration zone with significant sericite, a fine-grained version of the mica mineral muscovite.
Sodic Potassic	Alteration zone with significant sodium (Na) and potassium (K) bearing minerals
Sodic	In this report, refers to a type of hydrothermal alteration that contains sodium-bearing minerals, most commonly albite feldspar.
Subduction	Process by which one tectonic plate moves under another tectonic plate.
Supergene	Refers to processes that occur relatively near the surface of the earth which modify or destroy original (hypogene) minerals by oxidation and chemical weathering.
Superterrane	A group of physically connected and related geological terranes (group of related rock units).
USGS	United States Geological Survey

Unit Abbreviations

Unit Description	Abbreviation
Billion	B
Feet	ft
Gram	g
Grams per tonne	g/t
Greater than	>
Hectare (10,000 m2)	ha
Kilo (thousand)	k
Kilogram	kg
Kilometre	km
Less than	<
Metres	m
Microns	µm
Mile	mi
Million	M
Million tonnes	Mt
Ounce	oz
Parts per million	ppm
Percent	%
Pounds	lb
Square kilometer	km2
Tonnes (metric - 1,000 kg)	t
Tons per day	Tpd
Tons (Imperial - 2,000 lb)	ton

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Canadian Mineral Property Disclosure Standards and Resource Estimates

The discussion of mineral deposit classifications in this AIF uses the certain technical terms presented below as they are defined in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on mineral resources and reserves (the “CIM Standards”) adopted by the CIM Council, as required by NI 43-101. The following definitions are reproduced from the latest version of the CIM Standards, which were adopted by the CIM Council on May 10, 2014 (the “CIM Definitions”). Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (potential for economic viability) and “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. The Company does not claim to have any reserves at this time. The CIM definitions are as follows:

Term	Definition
Mineral Resource

A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Measured Mineral Resource

That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  A measured mineral resource has a higher level of confidence than that applying to either an Indicated mineral resource or an inferred mineral resource.  It may be converted to a proven mineral reserve or to a probable mineral reserve.

Indicated Mineral Resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

Inferred Mineral Resource

That part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.  An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and may not be converted to a mineral reserve.  It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

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Term	Definition
Mineral Reserve

The economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.  The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.  The public disclosure of a mineral reserve must be demonstrated by a pre-feasibility study or feasibility study.

Proven Mineral Reserve	The economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.
Probable Mineral Reserve

The economically mineable part of an indicated, and in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

Modifying Factors

Considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Feasibility Study

A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

Pre-feasibility Study

A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined.  It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. A pre-feasibility study is at a lower confidence level than a feasibility study.

Cautionary Notes to United States Investors Concerning Canadian Mineral Property Disclosure Standards

As a Canadian issuer, Northern Dynasty is required to comply with reporting standards in Canada that require that we make disclosure regarding our mineral properties, including any estimates of mineral reserves and resources, in accordance with NI 43-101.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources adopted by the CIM.

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The United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the US Exchange Act (the “SEC Modernization Rules”) with compliance required for the first fiscal year on or after January 1, 2021. The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”).

The SEC Modernization Rules include the adoption of definitions of the following terms, which are substantially similar to the corresponding terms under the CIM Definition Standards that are presented above under “Canadian Mineral Property Disclosure Standards and Resource Estimates”:

•	mineral resource;

•	indicated mineral resource;

•	inferred mineral resource;

•	mineral reserve;

•	proven mineral reserve;

•	probable mineral reserve;

•	modifying factors;

•	feasibility study; and

•	preliminary feasibility study (or “pre-feasibility study”).

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM Definitions.

Northern Dynasty is not required to provide disclosure on our mineral properties, including the Pebble Project, under the SEC Modernization Rules as we are presently a “foreign issuer” under the US Exchange Act and entitled to file continuous disclosure reports with the SEC under the Multi-Jurisdictional Disclosure System (“MJDS”) between Canada and the United States. Accordingly, we anticipate that we will be entitled to continue to provide disclosure on our mineral properties, including the Pebble Project, in accordance with NI 43-101 disclosure standards and CIM Definition Standards. However, if we either cease to be a “foreign issuer” or cease to be entitled to file reports under the MJDS, then we will be required to provide disclosure on our mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure that we provide on our mineral properties, including the Pebble Project, in the AIF and under our continuous disclosure obligations under the US Exchange Act may be different from the disclosure that we would otherwise be required to provide as a US domestic issuer or a non-MJDS foreign issuer under the SEC Modernization Rules.

United States investors are cautioned that while the above terms are substantially similar to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral resources that we may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had we prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that we report in this AIF are or will be economically or legally mineable.

Further, “inferred resources” have a great amount of uncertainty as to whether they can be mined legally or economically. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

For the above reasons, information contained in this AIF and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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Item 3. Corporate Structure

Northern Dynasty is a mineral exploration company incorporated on May 11, 1983 pursuant to the Company Act of the Province of British Columbia (predecessor statute to the British Columbia Corporations Act in force since 2004), under the name “Dynasty Resources Inc.” On November 30, 1983, the Company changed its name to “Northern Dynasty Explorations Ltd.” and subsequently, on October 11, 1997, changed its name to Northern Dynasty Minerals Ltd. Northern Dynasty became a reporting company in the Province of British Columbia on April 10, 1984 and was listed on the Vancouver Stock Exchange (now absorbed by the TSX Venture Exchange and herein generally “TSX-V”) from 1984-1987, listed on the Toronto Stock Exchange (“TSX”) from 1987-1993, and delisted from trading but continued to comply with its continuous disclosure obligations from 1993 to 1994, and thereafter listed on TSX-V from 1994 to October 30, 2007, when it again began trading on the TSX. In November 2004, the common shares of Northern Dynasty were also listed on the American Stock Exchange (“AMEX”). AMEX was purchased by the New York Stock Exchange (“NYSE”) and the Company now trades on the NYSE American Exchange (“NYSE American”).

The head office of Northern Dynasty is located at 1040 West Georgia Street, 14th floor, Vancouver, British Columbia, Canada V6E 4H1, telephone (604) 684-6365, facsimile (604) 639-9209. The Company’s legal registered office is in care of its Canadian attorneys, McMillan LLP, Barristers & Solicitors, at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689‑9111, facsimile (604) 685‑7084.

The Company’s Alaska mineral resource exploration business is operated through a wholly-owned Alaskan registered limited partnership, the Pebble Limited Partnership (the “Pebble Partnership” or “PLP”), in which the Company owns a 100% interest through an Alaskan general partnership, the Northern Dynasty Partnership, which is a partnership formed by the Company and a wholly-owned subsidiary. An indirectly wholly-owned subsidiary of the Company, Pebble Mines Corp. is the general partner of the Pebble Partnership and responsible for its day-to-day operations. The business address of the Northern Dynasty Partnership is Suite 405, 2525 Gambell Street, Anchorage, Alaska, USA, 99503.

In this AIF, a reference to the “Company” or “Northern Dynasty” includes a reference to PLP and the Company’s wholly-owned subsidiaries and other consolidated interests and entities, unless the context clearly indicates otherwise. Certain terms used herein are defined in the text and others are included in the glossary of this AIF.

Item 4. General Development of the Business

Company Development

Northern Dynasty is a mineral exploration company focused on the exploration and advancement towards feasibility, permitting and ultimately development of the Pebble Project, a copper-gold-molybdenum-silver-rhenium mineral project located in southwest Alaska (the “Pebble Project” or the “Project”). The Pebble Project is comprised of mineral claims that are held by subsidiaries of the Pebble Partnership, which is a 100% wholly-owned subsidiary of Northern Dynasty.

Northern Dynasty acquired a 100% interest the Pebble Project from an Alaskan subsidiary of Teck Resources Limited (“Teck”) in a series of transactions from October 2001 through to June 2006. Teck has retained certain royalties in the Pebble Project, as described in detail below under Item 5 – Description of Business.

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The Pebble Partnership was converted into a limited partnership in July 2007 in connection with a joint venture for the Pebble Project entered into between the Company and an affiliate of Anglo American plc (“Anglo American”). From July 2007 to December 2013, approximately US$573 million was provided to the Pebble Partnership by the affiliate of Anglo American, largely spent on exploration programs, resource estimates, environmental data collection and technical studies, with a significant portion spent on engineering of various possible mine development models and related infrastructure, power and transportation systems. The technical and engineering studies that were completed during the period prior to December 2013 relating to mine-site and infrastructure development provide background support for management’s current understanding of the most likely development scenarios for the Project. However, the scenarios evaluated during that period are not considered to be current. Accordingly, the Company is uncertain as to the extent to which it can realize significant value from this prior work. Environmental baseline studies and data, as well as geological information from exploration, remain important information available to the Company from this period in continuing its advancement of the Project. Anglo American withdrew from the Pebble Partnership effective December 10, 2013.

In December 2017, Northern Dynasty and First Quantum Minerals Ltd. (“First Quantum” or collectively, the “parties”) entered into a framework agreement, which contemplated that the parties would execute an option agreement whereby First Quantum could earn a 50% interest in the Pebble Partnership. First Quantum also made a non-refundable early option payment of US$37.5 million to be applied solely for the purpose of progressing permitting of the Pebble Project. On May 25, 2018, the Company announced that the parties had been unable to reach agreement on the option and partnership transaction contemplated in the December 2017 framework agreement, and it was terminated in accordance with its terms.

Northern Dynasty holds a 100% interest in the Pebble Partnership and the Pebble Project. Northern Dynasty continues its efforts to secure a partner for the project.

To December 31, 2022, approximately $1 billion (US$900 million) in expenditures have been incurred on the Pebble Project. In addition, Northern Dynasty has spent approximately $106 million in acquisition costs on the Pebble Project.

Northern Dynasty does not have any operating revenue, although currently and historically it has had non-material annual interest revenue as a consequence of investing its surplus funds, and has received consideration for the sale of a net proceeds interest royalty held on a non-core property that was carried at nominal value.

Three Year History

CWA 404 Permit Application

On December 22, 2017, the Pebble Partnership filed its 404 wetlands permit application (the “CWA 404 Permit Application”) under the CWA with the USACE, which was “receipted” as complete by USACE on January 5, 2018 and initiated the federal Environmental Impact Statement (“EIS”) permitting process for the Pebble Project under NEPA. The permit application included a project description (the “Project Description”) that envisages the project developed as an open pit mine and processing facility with supporting infrastructure. The Pebble EIS was led by the USACE, and also involved eight federal cooperating agencies (including the EPA and US Fish & Wildlife Service), three state cooperating agencies (including the ADNR and the ADEC), the Lake & Peninsula Borough and federally recognized tribes. The EIS process for the Pebble Project required a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, such that the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that being advanced. As a result, the Company has continued to consider various development options and no final project design has been selected at this time.

On May 22, 2020, the USACE announced a development alternative for the Pebble Project as the ‘least environmentally damaging practicable alternative’ (“LEDPA”) for the transportation corridor for the proposed Pebble mine. The LEDPA transportation corridor includes an all land-based transportation route to connect the proposed mine site to a port site on Cook Inlet via an approximate 85-mile road north of Lake Iliamna, thereby avoiding the need for ferry transport across the lake. The transportation corridor, which is referred to as the ‘northern transportation corridor’ and otherwise known and evaluated in the Pebble EIS as ‘Alternative 3’, has been extensively studied by the Pebble Partnership, and the Company believes that this transportation corridor presents several compelling benefits over the alternative lake ferry transportation corridor options. The EPA, in a letter to the USACE dated May 28, 2020, confirmed its view that the northern corridor transportation route was the least environmentally damaging practicable alternative under the EPA’s guidelines.

2022 Annual Information Form	Page | 14

The USACE published the final EIS for the Pebble Project (“Pebble EIS”) on July 24, 2020. The final Pebble EIS was viewed by the Company as positive in that it found impacts to fish and wildlife would not be expected to affect harvest levels, there would be no measurable change to the commercial fishing industry including prices and there would be a number of positive socioeconomic impacts on local communities.

The Pebble EIS permitting process involved the Pebble Partnership being actively engaged with the USACE on the evaluation of the Pebble Project. There were numerous meetings between representatives of the USACE and the Pebble Partnership regarding, among other things, compensatory mitigation for the Pebble Project. The Pebble Partnership submitted several draft compensatory mitigation plans to the USACE, each refined to address comments from the USACE and that the Pebble Partnership believed were consistent with mitigation proposed and approved for other major development projects in Alaska. In late June 2020, USACE verbally identified the “significant degradation” of certain aquatic resources, with the requirement of new compensatory mitigation. The Pebble Partnership understood from these discussions that the new compensatory mitigation plan for the Pebble Project would include in-kind, in-watershed mitigation and continued its work to meet these new USACE requirements.

The USACE formally advised the Pebble Partnership by letter dated August 20, 2020 that it had made preliminary factual determinations under Section 404(b)(1) of the CWA that the Pebble Project as proposed would result in significant degradation to aquatic resources. In connection with this preliminary finding of significant degradation, the USACE formally informed the Pebble Partnership that in-kind compensatory mitigation within the Koktuli River watershed would be required to compensate for all direct and indirect impacts caused by discharges into aquatic resources at the mine site. The USACE requested the submission of a new compensatory mitigation plan to address this finding within 90 days of its letter. Based on these requirements, the Pebble Partnership continued with its efforts to develop the new compensatory mitigation plan (the “CMP”) to align with the requirements outlined by the USACE as conveyed to the Pebble Partnership. This plan envisioned creation of a 112,445-acre Koktuli Conservation Area on land belonging to the State of Alaska in the Koktuli River watershed downstream of the Project. During the period in which this CMP was developed, the Pebble Partnership continued to confer with the USACE regarding its proposed approach to mitigation. An initial draft of the CMP was submitted to the USACE for an interim review by the USACE in September 2020. The Pebble Partnership then revised the CMP based on the input from the USACE. The objective of the preservation of the Koktuli Conservation Area was to allow the long-term protection of a large and contiguous ecosystem. If adopted, the Koktuli Conservation Area would preserve 31,026 acres of aquatic resources within the aquatic resources within the Koktuli River watershed. The protected resources were designed to address the physical, chemical, and biological functions highlighted by the EPA and US Fish & Wildlife Service. Preservation of the Koktuli Conservation Area was proposed with the objective of minimizing the threat to, and preventing the decline of, aquatic resources in the Koktuli River watershed from potential future actions, and sustaining the fish and wildlife species that depend on these aquatic resources, while protecting the subsistence lifestyle of the residents of Bristol Bay and commercial and recreational sport fisheries. The revised plan was submitted to the USACE on November 4, 2020.

On November 25, 2020, the USACE issued the ROD. The ROD rejected the compensatory mitigation plan as “noncompliant” and determined the project would cause “significant degradation” and was contrary to the public interest. Based on this finding, the USACE rejected Pebble Partnership’s permit application under the Clean Water Act.

The Pebble Partnership submitted its request for appeal of the ROD (the “RFA”) to the USACE Pacific Division on January 19, 2021. The RFA reflects the Pebble Partnership’s position that the USACE’s Record of Decision and permitting decision – including its “significant degradation” finding, its ‘public interest review’ findings, and its perfunctory rejection of the Pebble Partnership’s CMP – are contrary to law, unprecedented in Alaska, and fundamentally unsupported by the administrative record, including the Pebble EIS. The specific reasons for appeal asserted by the Pebble Partnership in the RFA include (i) the finding of “significant degradation” by the USACE is contrary to law and unsupported by the record, (ii) the USACE’s rejection of the compensatory mitigation plan is contrary to the USACE regulations and guidance, including the failure to provide the Pebble Partnership with an opportunity to correct the alleged deficiencies, and (iii) the determination by the USACE that the Pebble Project is not in the public interest is contrary to law and unsupported by the public record.

2022 Annual Information Form	Page | 15

In a letter dated February 24, 2021, the USACE confirmed the Pebble Partnership’s RFA is “complete and meets the criteria for appeal.” The USACE completed the administrative record for the appeal and provided a copy to the Pebble Partnership in June 2021, following which the Pebble Partnership and its legal counsel reviewed the voluminous record for completeness and relevance to the USACE’s permitting decision, and its sufficiency to support a fair, transparent and efficient review. In August 2021, the USACE also informed the Pebble Partnership that a new Review Officer (“RO”) had been appointed to lead the Pebble Project appeal. An appeal conference was held in July 2022. The timing for the final decision on the appeal remains uncertain.

There is no assurance that the Company’s appeal of the ROD will be successful or that the required permits for the Pebble Project will ultimately be issued. The permits are required in order that the Pebble Project can be developed as proposed by the Company. If the Pebble Partnership’s administrative appeal of the ROD is successful, then we anticipate that the permitting decision would be remanded back to the USACE’s Alaska District in order that the permitting process would then continue based on the administrative record and the findings and determinations made by the USACE Pacific Division in its appeal decision. There is no assurance that a successful appeal will ultimately result in the issuance of a positive ROD by the USACE Alaska District. If the Pebble Partnership’s administrative appeal is not successful, the Company may seek judicial review of the ROD in the appropriate US District Court. There is no assurance that any judicial review would be successful in overturning an unsuccessful appellate decision.

On January 22, 2021, the State of Alaska, acting in its role as owner of the Pebble lands and subsurface mineral estate, announced that it had also filed a request for appeal. That appeal was rejected on the basis that the State did not have standing to pursue an administrative appeal with the USACE.

EPA Proposed and Final Determinations under the CWA

In February 2014, the EPA announced a pre-emptive regulatory action under Section 404(c) of the CWA to consider restriction or a prohibition of mining activities associated with the Pebble Deposit, referred to as the Original Proposed Determination. From 2014-2017, Northern Dynasty and the Pebble Partnership focused on a multi-dimensional strategy, including legal and other initiatives to ward off the Original Proposed Determination.  These efforts were successful, resulting in the joint settlement agreement announced on May 12, 2017, enabling the Pebble Project to move forward with state and federal permitting.  As part of the joint settlement agreement, the EPA agreed to initiate a process that led to the withdrawal of the Original Proposed Determination in July 2019.

On September 9, 2021, the EPA announced it planned to re-initiate its Revised Proposed Determination process of making a CWA Section 404(c) determination for the waters of Bristol Bay, which would set aside the 2019 withdrawal of the Original Proposed Determination that was based on a 2017 settlement agreement between the EPA and Pebble Partnership. The Company believes the results of the Pebble EIS support the 2019 withdrawal. As part of its review process, the EPA issued a letter dated January 27, 2022, to the Pebble Partnership advising as to the EPA’s belief that the discharge of dredged or fill associated with mining of the Pebble Project could result in unacceptable adverse effects on important fishery areas and of its intent to issue a Revised Proposed Determination.  The EPA’s letter was also addressed to the USACE and the State of Alaska Department of Natural Resources.  The EPA invited the Pebble Partnership, the USACE, the State of Alaska Department of Natural Resources to submit information “to demonstrate that no unacceptable adverse effects to aquatic resources” would result from the Pebble Project.  The Pebble Partnership responded to the EPA on March 28, 2022 contesting both the factual claim by the EPA as to the impact on aquatic resources and the legal basis on which the EPA has proposed to act.

On May 25, 2022, the EPA announced that its intent to advance its pre-emptive veto of the Pebble Project and issued its Revised Proposed Determination.  The Revised Proposed Determination would establish a "defined area for prohibition" coextensive with the current mine plan footprint in which the EPA would prohibit the disposal of dredged or fill material for the Pebble Project.  The Revised Proposed Determination would also establish a 309-square-mile "defined area for restriction." Public comments on the Revised Proposed Determination were due on September 6, 2022.  In September 2022, the Pebble Partnership submitted extensive comments on the Revised Proposed Determination, objecting to the EPA’s preemptive veto of the Pebble Project.  The Pebble Partnership called upon the EPA to withdraw its action and refrain from further action against the project.  A compelling letter and comments by the State of Alaska and a second letter signed by a total of 14 states were also submitted to the EPA, protesting against the EPA’s overreach with the Revised Proposed Determination.

On January 30, 2023, the EPA issued the Final Determination under Section 404(c) of the Clean Water Act, imposing limitations on the use of certain waters in the Bristol Bay watershed as disposal sites for certain discharges of dredged or fill material associated with development of a mine at the Pebble deposit. The Final Determination is the concluding step in the administrative process set forth in 40 C.F.R. Part 231, which governs EPA’s authority under Section 404(c) to veto permit decisions.  The Administrative Procedure Act ("APA"), 5 USC §551 et seq., which governs judicial review of agency decisions, provides that individuals aggrieved by agency action may seek judicial review of any "final agency action."  The EPA’s administrative determination can be challenged by filing a lawsuit in U.S. federal district court seeking reversal of that decision.

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The Final Determination includes the determinations of the EPA that:

•	the discharges of dredged or fill material for the construction and routine operation of the mine identified in the 2020 Mine Plan at the Pebble deposit will have unacceptable adverse effects on anadromous fishery areas in the South Fork Koktuli River (“SFK”) and North Fork Koktuli River (“NFK”) watersheds;

•	discharges of dredged or fill material associated with developing the Pebble deposit anywhere in the mine site area within the SFK and NFK watersheds that would result in the same or greater levels of loss or streamflow changes as the 2020 Mine Plan also will have unacceptable adverse effects on anadromous fishery areas in these watersheds, because such discharges would involve the same aquatic resources characterized as part of the evaluation of the 2020 Mine Plan; and

•	discharges of dredged or fill material for the construction and routine operation of a mine at the Pebble deposit anywhere in the SFK, NFK, and Upper Talarik Creek (“UTC”) watersheds will have unacceptable adverse effects on anadromous fishery areas if the effects of such discharges are similar or greater in nature and magnitude to the adverse effects of the 2020 Mine Plan.

Based on these determinations, the Final Determination:

•	prohibits the specification of waters of the United States within the Defined Area of Prohibition, as defined in the Final Determination, as disposal sites for the discharge of dredged or fill material for the construction and routine operation of the 2020 Mine Plan. This includes future proposals to construct and operate a mine to develop the Pebble deposit that result in any of the same aquatic resource loss or streamflow changes as the 2020 Mine Plan. Moreover, dredged or fill material need not originate within the boundary of the Pebble deposit to be associated with the developing the Pebble deposit and, thus, subject to the prohibition. For purposes of the prohibition, the “2020 Mine Plan” is (i) the mine plan described in the Pebble Partnership’s June 8, 2020 CWA Section 404 permit application and the Pebble EIS; and (ii) future proposals to construct and operate a mine to develop the Pebble deposit with discharges of dredged or fill material into waters of the United States within the Defined Area for Prohibition that would result in the same or greater levels of loss or streamflow changes as the mine plan described in the Pebble Partnership’s June 8, 2020 CWA Section 404 permit application. The Defined Area for Prohibition covers approximately 24.7 square miles (63.9 km2) and includes the area covered by the mine footprint of the 2020 Mine Plan; and

•	restricts the use of waters of the United States within the Defined Area for Restriction, as defined in the Final Determination, for specification as disposal sites for the discharge of dredged or fill material associated with future proposals to construct and operate a mine to develop the Pebble deposit that would either individually or cumulatively result in adverse effects similar or greater in nature and magnitude to the adverse effects of the 2020 Mine Plan. The Defined Area for Restriction encompasses certain headwaters for the SFK, NFK and UTC watersheds and covers an area of approximately 309 square miles (800 km2).

The Company and Pebble Partnership plans to seek judicial review of the Final Determination in an appropriate United States federal district court. The Company anticipates that the Pebble Partnership will continue to assert the following arguments, among others, in any judicial proceedings:

•	the EPA’s Final Determination is premature and not authorized by the Clean Water Act and, accordingly, is contrary to law and precedent;

•	the EPA erred when it did not exhaust the Section 404(q) elevation procedures prior to initiating its Section 404(c) procedures as the EPA’s authority under Section 404(c) is narrowly prescribed by the CWA and is only to be used as a last resort;

•	the EPA’s decision to restrict development of 309-square-miles of land is legally and technically unsupportable;

•	the EPA has not demonstrated that the development of the Pebble deposit will have unacceptable adverse effects under Section 404(c);

2022 Annual Information Form	Page | 17

•	the EPA has not demonstrated any impacts to Bristol Bay fisheries that would justify the extreme measures in the Final Determination and, further, the Final Determination contradicts the conclusion in the Pebble EIS that the Pebble Project was “not expected to have a measurable impact on fish populations”;

•	the EPA’s Final Determination violates the rights of the State of Alaska established under the Alaska Statehood Act, and related laws, and would undermine the State’s legally protected interests in the development of lands it acquired and intended for mineral development; and

•	the EPA must consider the benefits of the Pebble Project in light of the critical need for minerals essential to the renewable energy transition, as well as the environmental and social costs that would result from not developing the Project.

There is no assurance that any judicial review would be successful in overturning the Final Determination or that the Pebble Partnership’s appeal of the ROD will be successful. If not withdrawn or overturned, the Final Determination would prevent the Company from developing the Pebble deposit as set out in the 2020 Mine Plan or in any other mine plan that the EPA would consider as resulting in “adverse effects similar or greater in nature and magnitude to the adverse effects of the 2020 Mine Plan.”

The Pebble Partnership would likely not be alone in challenging the EPA’s Final Determination, as Alaska Governor Mike Dunleavy has publicly indicated that the State will pursue legal action against the EPA to challenge the Final Determination as indicated in a January 31, 2023 news release. Excerpts include: “EPA’s veto sets a dangerous precedent. Alarmingly, it lays the foundation to stop any development project, mining or non-mining, in any area of Alaska with wetlands and fish bearing streams,” said Alaska Governor Mike Dunleavy. “…The veto disregards the Alaska Statehood Act, violates the Clean Water Act, and departs from basic scientific methodology. Of particular concern is EPA’s failure to demonstrate why the Army Corps of Engineers was wrong when it reviewed the same scientific data but arrived at the opposite conclusion-that the proposed mine plan “would not be expected to have a measurable effect on fish numbers or result in long-term changes to the health of the commercial fisheries in Bristol Bay.”[1]

On December 22, 2022, the Conservation Fund and Bristol Bay Heritage Land Trust2 announced three conservation easements over 44,000 acres in Southwest Alaska. The land, owned by the Pedro Bay Corp., is located off the northeastern shores of Lake Iliamna, in an area where an access road from Cook Inlet to the Pebble mineral deposit had been proposed. This ‘northern transportation route’ or ‘Alternative 3’, is one of several proposed access roads that were reviewed during the Pebble EIS and was identified as the LEDPA during that process. The Pebble Partnership is evaluating the impact of this action.

Much of the work by the Company through the Pebble Partnership from 2017 to 2022 has focused on facilitating and providing support to the federal EIS permitting process and subsequent appeal. The Company has also continued to actively engage and consult with project stakeholders to share information and gather feedback on the Pebble Project, its potential effects and proposed mitigation. In 2018, 2019 and 2020, right-of-way agreements were secured with Alaska Native village corporations and other landowners whose lands cover portions of several proposed transportation and infrastructure routes for the Pebble Project. Opportunities for additional community benefits from development of the project have also been explored, including the Pebble Performance Dividend revenue sharing program for full-time adult residents of Bristol Bay communities, and a Memorandum of Understanding with Alaska Peninsula Corporation announced in July 2020. An active corporate presence is maintained in Alaska and also Washington, D.C., to engage and consult with other project stakeholders. The Company conducts annual monitoring and maintenance programs at the Pebble site.

1 https://gov.alaska.gov/epas-preemptive-veto-sets-dangerous-precedent/

2 www.adn.com/business-economy/2022/12/27/in-barrier-to-pebble-mine-alaska-native-corporation-and-groups-set-aside-land-for-conservation/

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NI 43-101 Technical Reports

In September 2021, the Company announced the results of a Preliminary Economic Assessment of the Pebble Project, effective date September 9, 2021 (“2021 PEA”). In October 2022, the Company announced the results of an update to the 2021 PEA, effective date October 1, 2022 (“2022 PEA”), which include consideration of a royalty agreement (see the Company’s July 27, 2022 news release and 2022 Annual MDA for further information) and updates on the appeal of the ROD and the Revised Proposed Determination. Consequent to more recent events, the Company does not consider either the 2021 PEA or the 2022 PEA to be current, as discussed below.

The Company has updated its technical disclosure on the Pebble Project filing the 2023 Technical Report on SEDAR. The 2023 Technical Report reflects recent events material to the Pebble Project, including the Final Determination.  Information derived from the 2023 Technical Report is summarized below under "Item 5.B – Description of Business – Technical Summary".  The 2023 Technical Report supersedes the Preliminary Economic Assessment Technical Report, effective date October 1, 2022 (the "2022 PEA"), which superseded the Preliminary Economic Assessment Technical Report, effective date September 9, 2021 (the "2021 PEA"), each of which has been filed on SEDAR and is no longer considered to be current.  Accordingly, investors should not regard the results of the 2021 PEA or 2022 PEA as current or rely on these results.

Corporate Activities and Financing

Corporate activities were directed toward corporate reporting, investor relations and discussions directed toward securing a partner with which to advance the overall development of the project. Northern Dynasty has completed the following financings and/or raised funds within the past three years in order to fund its business operations:

•	in January 2020, the Company completed:

	o	an underwritten public offering of 41,975,000 common shares at a price of US$0.37 per common share for gross proceeds of approximately US$15.5 million ($20.6 million, completed in December 2019); and

o

a non-brokered private placement of 13,688,823 common shares of the Company at a price of US$0.37 per common share for gross proceeds of approximately US$5.1 million ($6.7 million, completed in January 2020).

•	in May 2020, the Company completed:

	o	an underwritten public offering of 14,375,000 common shares at a price of $0.70 per common share for gross proceeds of approximately $10.1 million; and

	o	a non-brokered private placement of 10,357,143 common shares of the Company at a price of $0.70 per common share for gross proceeds of approximately $7.3 million.

•	in July and August 2020, the Company completed:

	o	an underwritten public offering of 24,150,000 common shares at a price of US$1.46 per common share for gross proceeds of approximately US$35.3 million ($47.6 million, completed in August 2020); and

o

a non-brokered private placement of 5,807,534 common shares of the Company at a price of US$1.46 per common share for gross proceeds of approximately US$8.6 million ($11.7 million, completed in two tranches in July and August 2020).

•

in June 2021, the Company entered into an “At-the-Market Offering Agreement” (the “ATM Agreement”) with H.C. Wainwright & Co. (the “Agent”) to sell through the Agent, as sales agent, at the Company’s discretion and from time-to-time during the term of the ATM Agreement, shares of the Company directly on the NYSE American or on any other existing trading market in the U.S., up to an aggregate gross sales price of up to US$14.5 million (the “ATM Facility”). The Company to date has only sold shares for an aggregate gross sales price of US$0.7 million under the ATM Facility however, the ATM Facility is not available as of the date of this AIF due to the lapse of the Company’s 2020 base shelf prospectus.

•

in July 2022, the Company announced that the Pebble Partnership, together with certain of its wholly-owned subsidiaries, had entered into an agreement (the “Royalty Agreement”) with an investor (the “Royalty Holder”) to receive up to US$60 million over the next two years, in return for the right to receive a portion of the future gold and silver production from the Pebble Project for the life of the mine. The Company received an initial non-refundable payment of US$12 million from the Royalty Holder concurrently with execution of the Royalty Agreement, and granted the option to the Royalty Holder to increase its investment to US$60 million, in aggregate. The Company retained the right to 100% of the copper production from the Pebble Project.

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Item 5. Description of Business

A. The Pebble Project

The Company’s business is the exploration and advancement towards feasibility, permitting and ultimately development of the Pebble Project.

The Pebble Project Is Subject To State and Federal Laws

The Pebble Partnership and its subsidiaries are required to comply with all Alaska statutes in connection with the Pebble Project. These statutes govern titles, operations, environmental, development, and generally all aspects of exploration, development and operation of a mine in Alaska.

Alaska Statute 38.05.185, among others, establishes the rights to mining claims and mineral leases on lands owned by the State of Alaska and open to mineral entry. This group of statutes also cover annual labor and rental requirements, and royalties.

Operations on claims or leases on state owned land must be permitted under a plan of operations as set out in Title 11 of the Alaska Administrative Code, Chapter 86, Section 800. This regulation generally provides that the State Division of Mining can be the lead agency in coordinating the comments of all agencies which must consent to the issuance of a plan of operations, and sets the requirements for the approval of a plan of operations.

Environmental conditions are controlled by Alaska Statute 46.08 (which prohibits release of oil and hazardous substances), Alaska Statute 46.03.060 (which sets water quality standards), and Alaska Statute 46.14 (which sets air quality standards).

Once a decision is made to enter permitting, the Pebble Project will be required to satisfy permitting requirements at three levels: federal, state and local (borough). The process takes approximately 3-4 years to complete and involves 11 regulatory agencies, 60+ categories of permits and significant ongoing opportunities for public involvement. The Alaska Department of Natural Resources Large Mine Permitting Team is responsible for coordinating permitting activities for large mine projects.

To satisfy permitting requirements under NEPA and other regulatory statutes, a project must provide a comprehensive project design and operating plan for mine-site and infrastructure facilities; documentation of development alternatives investigated; mitigation and compensation strategies, and identification of residual effects; and environmental monitoring, reclamation and closure plans. The first step is to provide the required information (including a Project Description and Environmental Baseline Document) for an EIS under NEPA, prepared by a third-party contractor under the direction of a lead federal agency. The EIS determines whether sufficient evaluation of the project’s environmental effects and development alternatives has been undertaken. It also provides the basis for federal, state and local government agencies to make individual permitting decisions.

Under the CWA, Section 404(c), the Administrator of the EPA is given the right to disallow the specification (including the withdrawal of specification) of any defined area as a disposal site if he or she determines that the release of material at the disposal site will have an unacceptable adverse effect on municipal water supplies, local wildlife, spawning and breeding areas of fisheries, shellfish beds, and/or recreational areas. Such decisions made by the Administrator require notice and opportunity for public hearings, and consultation with the Secretary of the Army. The Administrator shall set forth in writing and make public his or her findings and reasons for making any determination under this subsection.

B. Technical Summary

The following disclosure is based on the document entitled, 2023 Technical Report on the Pebble Project, Southwest Alaska, USA, Effective Date: February 24, 2023, by J. David Gaunt, P.Geo., James Lang, P.Geo., Eric Titley, P.Geo., Hassan Ghaffari, P.Eng., Stephen Hodgson, P.Eng., and has been updated by Company staff. J. David Gaunt, P.Geo., James Lang, P.Geo., Eric Titley, P.Geo., Hassan Ghaffari, P.Eng., and Stephen Hodgson, P.Eng., are the qualified persons for the 2023 Technical Report and have reviewed and approved the content derived from that report. All qualified persons, other than Hassan Ghaffari, P.Eng., are not independent of Northern Dynasty.

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Introduction

The Pebble deposit was originally discovered in 1989 and was acquired by Northern Dynasty in 2001. Since that time, Northern Dynasty and subsequently the Pebble Partnership have conducted significant mineral exploration, environmental baseline data collection, and engineering work on the Pebble Project to advance it towards development.

Since the acquisition by Northern Dynasty, work at Pebble has led to an overall expansion of the Pebble deposit, as well as the discovery of several other mineralized occurrences along an extensive northeast-trending mineralized system underlying the property. Over 1 million feet of drilling has been completed on the property, a large proportion of which has been focused on the Pebble deposit.

Comprehensive deposit delineation, environmental, socioeconomic and engineering studies of the Pebble deposit began in 2004 and continued through 2013. As described in previous technical reports, the estimates indicate that the Pebble deposit contains significant amounts of copper, gold, molybdenum, silver, and rhenium.

Northern Dynasty completed a Preliminary Assessment (now known as a Preliminary Economic Assessment or PEA) on the Pebble Project in February 2011 (“2011 PEA”). After considering stakeholder feedback, Northern Dynasty initiated a broad review of the Pebble Project that took place in 2016 and 2017 to consider, among other things, a smaller project footprint and improved environmental and safety enhancements and incorporated these and other improvements into a new proposed development concept for the Pebble Project. The Pebble Partnership submitted an application for a CWA 404 permit in December 2017 for the Pebble Project on the basis of a substantially smaller mine facility footprint and other revisions than what was envisaged in the 2011 PEA. As a result, the economic analysis included in the 2011 PEA was considered by Northern Dynasty to be out of date such that it can no longer be relied upon and the Project no longer considered an advanced property for the purposes of NI 43-101.

In December 2017, Pebble Partnership filed an application for permits under the CWA and RHA, triggering the requirement for an EIS under NEPA.  The EIS was prepared by the USACE with the final Pebble EIS published in July 2020.  The Project Description required under NEPA was updated during the EIS process.  The final version of the Project Description (2020 Mine Plan) was submitted with the Revised Project Application in June 2020 is attached to the Pebble EIS.  In November 2020, USACE issued its ROD denying Pebble Partnership’s application.  Pebble Partnership submitted a RFA, which was accepted by USACE in February 2021 and the request is currently under adjudication.  Even if the appeal is successful, there is no assurance that a positive ROD will ultimately be obtained by the Pebble Partnership or that the required environmental permit for the Proposed Project will be obtained.  In September 2020, Northern Dynasty published a Technical Report on the Project.  The purpose of that report was to document recent studies of the occurrence of rhenium and to estimate the rhenium mineral resources in the deposit.  Previous work also determined palladium is present, at least in parts of the deposit; however, insufficient analyses have been completed to date to undertake a resource estimate for that metal.  The report also updated the proposed plan for the Project as documented in the Pebble EIS.  In March 2021, Northern Dynasty published a Technical Report that updated the status of the Appeal of the ROD.  Information on closure was added to the Project Description and Permitting Section.

In September 2021, Northern Dynasty published the results of the 2021 PEA to present the projected economics of the production plan and a corresponding project configuration which aligns with the June 2020 Revised Project Application. In July 2022, Northern Dynasty announced the purchase of a royalty for the Pebble Project, giving the Royalty Holder the right to a portion of the gold and silver production from the mine. Northern Dynasty updated the 2021 PEA to assess the impact of the royalty on the Project, provide an update on the status of project permitting and disclose a change in the claim holdings for the Project in the 2022 PEA. Consequent to more recent events (EPA’s Final Determination and the conservation easement, further described in Three Year History), the Company does not consider either 2021 PEA or 2022 PEA to be current.

The purpose of the 2023 Technical Report is to update the current status of the Pebble Project.

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Property Description, Location and Access

Location and Access

The Pebble deposit is located in southwest Alaska, approximately 200 miles southwest of Anchorage, 17 miles northwest of the village of Iliamna, 100 miles northeast of Bristol Bay.

Source: 2023 Technical Report

Northern Dynasty holds indirectly through Pebble East Claims Corporation and Pebble West Claims Corporation, wholly-owned subsidiaries of the wholly-owned Pebble Partnership, a 100% interest in a contiguous block of 1,840 administratively active mining claims3 and leasehold locations covering approximately 274 mi2 (which includes the Pebble deposit).  The claim boundaries have not been surveyed.

State mineral claims in Alaska are kept in good standing by performing annual assessment work or in lieu of assessment work by paying $100 per year per 40 acre (0.06 mi2) mineral claim, and by paying annual escalating State rental fees each year.  Assessment work is due annually by noon of September 1.  However, credit for excess assessment work can be banked for a maximum of four years after work is performed and can be applied as necessary to continue to hold the claims in good standing.  The Project claims have a variable amount of assessment work credit available that can be applied in this way.  Annual assessment work obligations for the Project total US$442,900 and are due each year on September 1.  Annual State rentals for 2023 are approximately US$912,880 and are payable no later than 90 days after the assessment work is due (approximately November 30, 2023).

3 The Company reduced its claims holdings in November 2021.

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Teck Resources Limited (“Teck”) holds a 4% pre-payback net profits interest (after debt service), followed by a 5% after-payback net profits interest in any mine production from the Exploration Lands, which are shown in the figure below.

Source: 2023 Technical Report

In June 2020, the Pebble Partnership established the Pebble Performance Dividend LLP to distribute a 3% net profits royalty interest in the Pebble Project to adult residents of Bristol Bay villages that have subscribed as participants. The Pebble Performance Dividend will distribute a guaranteed minimum annual payment of US$3 million each year the Pebble mine operates, beginning at the outset of Project construction.

Northern Dynasty currently does not own any surface rights associated with the mineral claims that comprise the Pebble property. All lands are held by the State of Alaska, and surface rights may be acquired from the State government once areas required for mine development have been determined and permits awarded.

The access corridor is owned by a number of landowners, including the State of Alaska, Alaska Native Village Corporations, and private individuals. Pebble Partnership has completed access agreements with two Native Village Corporations and a private individual. Negotiations have advanced with other Native Village Corporations and individuals, but no agreements are in place. In June 2021, one of the Native Village Corporations announced they had signed an agreement whereby a fund has obtained an option to buy portions of their land to create a conservation easement. In December 22, 2022, the Conservation Fund and Bristol Bay Heritage Land Trust announced three conservation easements over 44,000 acres in Southwest Alaska. The land, owned by the Pedro Bay Corp., is located off the northeastern shores of Lake Iliamna, in an area where an access road from Cook Inlet to the Pebble mineral deposit had been proposed. This ‘northern transportation route’ or ‘Alternative 3’, is one of several proposed access roads that were reviewed during the Pebble EIS process and was identified as the LEDPA.

Permits necessary for exploration drilling and other field programs associated with pre-development assessment of the Pebble Project are applied for as required each year. Additional information on permitting is provided in Environment and Permitting below. Of note is the ROD by USACE to deny the Pebble Partnership’s CWA 404 permit application is currently under appeal and the Final Determination by the EPA that can be challenged under a judicial review, described in Three Year History.

2022 Annual Information Form	Page | 23

The map below shows a proposed infrastructure corridor for the Project, as further described as the LEDPA in the Pebble EIS.

Source:  2023 Technical Report

History

Cominco Alaska, a division of Cominco Ltd., now Teck, began reconnaissance exploration in the Pebble region in the mid-1980s, and in 1984 discovered the Sharp Mountain gold prospect near the southern margin of the current property. Teck staked their first mineral claims on the Property during reconnaissance mapping and sampling programs in the Cone and Sharp Mountain areas in August and September 1984. In November 1987, Teck staked claims on the newly-discovered Sill and Pebble prospects and added claims to these two areas in July 1988. This staking, along with additional claims added in the 1990s, led to the formation of a large continuous claim group. Teck completed a two-part purchase option with Hunter Dickinson Group Inc. (“HDGI”), which in turn assigned 80% of that option to Northern Dynasty in October 2001.

The first part of the option agreement covered that portion of the property which had previously been drilled and on which the majority of the then known copper mineralization occurred (the Resource Lands Option) and the remaining area outside the Resource Lands (the “Exploration Lands”). In November 2004, Northern Dynasty exercised the Resource Lands Option and acquired 80% of the Resource Lands. In February 2005, Teck elected to sell its residual 50% interest in the Exploration Lands to Northern Dynasty for US$4 million. Teck still retains a 4% pre-payback advance net profits royalty interest (after debt service) and 5% after-payback net profits interest royalty in any mine production from the Exploration Lands portion of the Pebble property.

In June 2006, Northern Dynasty acquired, through its Alaska subsidiaries, the remaining HDGI 20% interest in the Resource Lands and Exploration Lands by acquiring HDGI from its shareholders and through its various subsidiaries had thereby acquired an aggregate 100% interest in the Pebble Property, subject only to the Teck net-profits royalties on the Exploration Lands.

In July 2007, the Pebble Partnership was created and an indirectly wholly-owned subsidiary of Anglo American plc (“Anglo American”) subscribed for 50% of the Pebble Partnership’s equity effective July 31, 2007. In December 2013, Northern Dynasty exercised its right to acquire Anglo American’s interest in the Pebble Partnership and now holds a 100% interest in the Pebble Partnership.

On June 29, 2010, Northern Dynasty entered into an agreement with Liberty Star Uranium and Metals Corp. and its subsidiary, Big Chunk Corp. (together, “Liberty Star”), pursuant to which Liberty Star sold 23.8 mi2 of claims (the 95 Purchased Claims) to a U.S. subsidiary of Northern Dynasty in consideration for both a $1 million cash payment and a secured convertible loan from Northern Dynasty in the amount of $3 million. Northern Dynasty later agreed to accept transfer of 199 claims (the “Settlement Claims”) located north of the ground held 100% by the Pebble Partnership in settlement of the loan, and subsequently both the Purchased Claims and the Settlement Claims were transferred to a Northern Dynasty subsidiary and ultimately to Pebble West Claims Corporation, a subsidiary of the Pebble Partnership.

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On January 31, 2012, the Pebble Partnership entered into a Limited Liability Company Agreement with Full Metal Minerals (USA) Inc. (“FMMUSA”), a wholly-owned subsidiary of Full Metal Minerals Corp., to form Kaskanak Copper LLC. On May 8, 2013, the Pebble Partnership purchased FMMUSA’s entire ownership interest in the LLC for a cash consideration of $750,000. As a result, the Pebble Partnership gained a 100% ownership interest in the LLC, the indirect owner of a 100% interest in a group of 464 claims located south and west of other ground held by the Pebble Partnership. In 2014 the LLC was merged into Pebble East Claims Corporation, a subsidiary of the Pebble Partnership, which now holds title to these claims.

On December 15, 2017, Northern Dynasty entered into a Framework Agreement with First Quantum Minerals Ltd., which made an early option payment of US$37.5 million to Northern Dynasty, applied solely for the purposes of progressing the permitting of the Proposed Project but withdrew from the Project in 2018.

Geological Setting, Mineralization and Deposit Types

Pebble is a porphyry-style copper-gold-molybdenum-silver-rhenium deposit that comprises the Pebble East and Pebble West zones of approximately equal size, with slightly lower-grade mineralization in the center of the deposit where the two zones merge. The Pebble deposit is located at the intersection of crustal-scale structures that are oriented both parallel and obliquely to a magmatic arc which was active in the mid-Cretaceous and which developed in response to the northward subduction of the Pacific Plate beneath the Wrangellia Superterrane.

The oldest rock within the Pebble district is the Jurassic-Cretaceous age Kahiltna flysch, composed of turbiditic clastic sedimentary rocks, interbedded basalt flows and associated gabbro intrusions. During the mid-Cretaceous (99 to 96 Ma), the Kahiltna assemblage was intruded first by approximately coeval granodiorite and diorite sills and slightly later by alkalic monzonite intrusions. At approximately 90 Ma, hornblende diorite porphyry plutons of the Kaskanak batholith were emplaced. Copper-gold-molybdenum-silver-rhenium mineralization is related to smaller granodiorite plutons and dykes that are similar in composition to, and emplaced near and above the margins of, the Kaskanak batholith.

The Pebble East and Pebble West zones are coeval hydrothermal centers within a single magmatic-hydrothermal system. The movement of mineralizing fluids was constrained by a broadly vertical fracture system acting in conjunction with a hornfels aquitard that induced extensive lateral fluid migration. The large size of the deposit, as well as variations in metal grade and ratios, may be the result of multiple stages of metal introduction and redistribution.

Mineralization in the Pebble West zone extends from surface to approximately 3,000 ft deep and is centered on four small granodiorite plutons. Mineralization is hosted by flysch, diorite and granodiorite sills, and alkalic intrusions and breccias. The Pebble East zone is of higher grade and extends to a depth of at least 5,810 ft; mineralization on the eastern side of the zone was later dropped 1,970 to 2,950 ft by normal faults which bound the northeast-trending East Graben. The Pebble East zone mineralization is hosted by granodiorite plutons and dykes, and by adjacent granodiorite sills and flysch. The Pebble East and West zone granodiorite plutons merge at depth.

Mineralization at Pebble is predominantly hypogene, although the Pebble West zone contains a thin zone of variably developed supergene mineralization overlain by a thin leached cap. Disseminated and vein-hosted copper-gold-molybdenum-silver-rhenium mineralization, dominated by chalcopyrite and locally accompanied by bornite, is associated with early potassic alteration in the shallow part of the Pebble East zone and with early sodic-potassic alteration in the Pebble West zone and deeper portions of the Pebble East zone. Rhenium occurs in molybdenite and high rhenium concentrations are present in molybdenite concentrates. Elevated palladium concentrations occur in many parts of the deposit but are highest in rocks affected by advanced argillic alteration. High-grade copper-gold mineralization also is associated with younger advanced argillic alteration that overprinted potassic and sodic-potassic alteration and was controlled by a syn-hydrothermal, brittle-ductile fault zone located near the eastern margin of the Pebble East zone. Late quartz veins introduced additional molybdenum into several parts of the deposit.

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Exploration

Historical

Cominco Alaska, a division of Cominco Ltd. (now Teck), began reconnaissance exploration in the Pebble region in the mid-1980s and in 1984 discovered the Sharp Mountain gold prospect near the southern margin of the current property. Gold was discovered in quartz veins of probable Tertiary age near the peak of Sharp Mountain. Grab samples of veins in talus ranged from 0.045 oz/ton Au to 9.32 oz/ton Au and 3.0 oz/ton Ag. In 1987, examination and sampling of several prominent limonitic and hematitic alteration zones yielded anomalous gold concentrations from the Sill prospect and the Pebble discovery outcrop.

Geophysical surveys were conducted on the property between 1988 and 1997. An induced polarization (“IP”) survey in 1989 at Pebble displayed response characteristics of a large porphyry-copper system. The surveys were dipole-dipole IP surveys, which defined a chargeability anomaly about 31.1 square miles in extent within Cretaceous age rocks that surround the eastern to southern margins of the Kaskanak batholith. All known zones of mineralization of Cretaceous age on the Pebble property occur within the broad IP anomaly.

In 1991, baseline environmental and engineering studies were initiated and weather stations were established. A preliminary evaluation was undertaken by Teck in 1991, and updated in 1992. Historical estimates of the mineral resources for the Pebble deposit were completed by Teck, most recently in 2000.

Northern Dynasty and Pebble Partnership

Between 2001 and 2006, the entire Pebble property was mapped for rock type, structure and alteration at a scale of 1:10,000, providing an important geological framework for interpretation of other exploration data.  A geological map of the Pebble deposit was also constructed but, due to a paucity of outcrop, was based solely on drill hole information. The content and interpretation of district and deposit scale geological maps have not changed materially from those presented in 2009 and 2010.

A number of geophysical surveys, including IP, magnetic and other survey types were completed by Northern Dynasty and the Pebble Partnership between 2001 and 2010 to test the Pebble deposit and other occurrences on the Pebble property. Between 2001 and 2003, Northern Dynasty collected 1,026 soil samples, outlining high-contrast, coincident anomalies in gold, copper, molybdenum and other metals in an area that measures at least 5.6 miles north-south by up to 2.5 miles east-west, with strong but smaller anomalies in several outlying zones. All soil geochemical anomalies lie within the 31.1 square mile IP chargeability anomaly.

Geochemical surveys were completed between 2001 and 2012. Between 2001 and 2003, Northern Dynasty collected 1,026 soil samples (Rebagliati and Lang, 2009). Samples were more widely spaced near the north, west and southwest margins of the grid. Three very limited surficial geochemical surveys were completed by the Pebble Partnership in 2010 and 2011; no significant geochemical anomalies were identified. A total of 126 samples, comprising 113 till and 13 soil samples, were collected on the KAS claims located in the southern end of the property; samples were on lines spaced approximately 8,000 ft apart with a sample spacing of approximately 1,300 ft. Additional surveys were completed between 2007 and 2012 by researchers from the USGS and the University of Alaska Anchorage. The results of these surveys were largely consistent with the results obtained by earlier soil sampling programs.

Drilling, Sampling and Data Verification

Extensive drilling totalling 1,048,509.8 ft has been completed in 1,389 holes on the Pebble Project. These drill programs took place during 21 of the 31 years from 1988 to 2019. Teck completed several drilling programs between 1988 and 1997.

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Northern Dynasty with its partners completed drilling for exploration, deposit delineation, engineering and environmental purposes between 2002 and 2019.  Highlights from exploration and deposit delineation drilling include:

•	prior to 2001, Teck completed a total of 164 drill holes, 39 of which were completed in the Sill Zone and 125 of which were collared within or near the Pebble deposit;

•	in 2002, drill testing of IP chargeability and multi-element geochemical anomalies outside of the Pebble deposit but within the larger and broader IP chargeability anomaly discovered the 38 Zone porphyry copper-gold-molybdenum deposit, the 52 Zone porphyry copper occurrence, the 37 Zone gold-copper skarn deposit, the 25 Zone gold deposit, and several small occurrences in which gold values exceeded 3.0 g/t;

•	in 2003, drilling took place within and adjacent to the Pebble West zone and outside the Pebble deposit to test for extensions and new mineralization at four other zones, including the 38 Zone porphyry copper-gold-molybdenum deposit and the 37 Zone gold-copper skarn deposit;

•	in 2004, 147 exploration holes were drilled in the Pebble deposit resulting in the identification of the Pebble East zone and discovery of the 308 Zone porphyry copper-gold-molybdenum deposit;

•	in 2005 and 2006, drilling at Pebble East confirms its large size and higher grades of copper, gold and molybdenum;

•	in 2007, 34 holes extend Pebble East to the northeast, northwest, south and southeast;

•	in 2008, 31 delineation and infill holes were drilled at Pebble East. Full Metal Minerals (USA) Inc. (“FMMUSA”) drilled seven exploration holes on land that is now controlled by the Pebble Partnership;

•	in 2009 and 2010, delineation holes were drilled at the margins of Pebble West and exploration holes were drilled elsewhere on the property;

•	in 2011 and 2012, holes drilled in the Pebble West zone indicate potential for resource expansion laterally and to depth, and exploration targets were tested on the Kaskanak claims to the northwest and south of Pebble, and on the KAS claims further south;

•	in 2013 and 2018, geotechnical holes were drilled to test tailings and water storage facilities in areas remote from the Pebble deposit; and

•	in 2019, a series of percussion holes were drilled adjacent to the Pebble deposit to enable hydrological testing.

No drilling took place in 2014, 2015, 2016 or 2017.

4 Holes drilled at Cook Inlet shown in the inset map below were geotechnical holes to assess potential infrastructure at that site.

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Drill hole locations4 and type of drill holes are shown in the figure below.

Source: 2023 Technical Report

Most of the footage on the Pebble Project was drilled using diamond core drills; the Pebble resource estimate was calculated exclusively from these holes. Many of the cored holes were advanced through overburden using a tricone bit with no core recovery. These overburden lengths are included in the core drilling total.

Since early 2004, all Pebble drill core has been geotechnically logged. Nearly 70,000 measurements were made for a variety of geotechnical parameters on 736,000 ft of core drilling. Recovery is generally very good and averages 98.6% overall; two-thirds of all measured intervals have 100% core recovery. Additionally, all Pebble drill core from the 2002 through 2018 drill programs was photographed in a digital format.

All drill hole collars have been surveyed using a differential global positioning system. A digital terrain model for the site was generated by photogrammetric methods in 2004. All post-Teck drill holes have been surveyed downhole, typically using a downhole survey (single shot magnetic gravimetric) tool. A total of 1,029 holes were drilled vertically (-90°) and 190 were inclined from -42° to -85° at various azimuths.

A summary of drilling by various categories (operator, type, year and area) to the end of the 2019 program are compiled in the table below. As shown in Figure 3 and Table 1 (East, West, Main), a large proportion of the drilling has been directed toward the Pebble deposit.

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Table 1   Summary of Drill Holes – Pebble Project

	No. of Holes	Feet	Metres
By Operator
Teck [1]	164	75,741.0	23,086
Northern Dynasty	578	495,069.5	150,897
Pebble Partnership [2]	640	472,249.3	143,942
FMMUSA	7	5,450.0	1,661
Total	1,389	1,048,509.8	319,586
By Type
Core [1,5]	1,160	1,027,671.9	313,234
Percussion [6]	229	20,838.0	6,351
Total	1,389	1,048,509.8	319,586
By Year
1988 [1]	26	7,601.5	2,317
1989 [1]	27	7,422.0	2,262
1990	25	10,021.0	3,054
1991	48	28,129.0	8,574
1992	14	6,609.0	2,014
1993	4	1,263.0	385
1997	20	14,695.5	4,479
2002	68	37,236.8	11,350
2003	67	71,226.6	21,710
2004	267	165,567.7	50,465
2005	114	81,978.5	24,987
2006 [3]	48	72,826.9	22,198
2007 [4]	92	167,666.9	51,105
2008 [5]	241	184,726.4	56,305
2009	33	34,947.5	10,652
2010	66	57,582.0	17,551
2011	85	50,767.7	15,474
2012	81	35,760.2	10,900
2013	29	6,190.0	1,887
2018	28	4,374.2	1,333
2019	6	1,917.4	584
Total	1,389	1,048,509.8	319,586

2022 Annual Information Form	Page | 29

	No. of Holes	Feet	Metres
By Area
East	149	450,047.3	137,174
West	447	349,128.7	106,414
Main [7]	83	9,629.8	2,935
NW	215	49,951.1	15,225
North	84	30,927.0	9,427
NE	15	1,495.0	456
South	117	48,387.8	14,749
25 Zone	8	4,047.0	1,234
37 Zone	7	4,252.0	1,296
38 Zone	20	14,221.5	4,335
52 Zone	5	2,534.0	772
308 Zone	1	879.0	268
Eastern	5	621.5	189
Southern	147	64,374.4	19,621
SW	39	6,658.8	2,030
Sill	39	10,445.5	3,184
Cook Inlet	8	909.5	277
Total	1,389	1,048,509.8	319,586

Source: 2023 Technical Report

Notes to table:

1.	Includes holes drilled on the Sill prospect.
2.	Holes started by Northern Dynasty and finished by the Pebble Partnership are included as the Pebble Partnership.
3.	Drill holes counted in the year in which they were completed.
4.	Wedged holes are counted as a single hole including full length of all wedges drilled.
5.	Includes FMMUSA drill holes; data acquired in 2010.
6.	Percussion holes were drilled for engineering and environmental purposes. Shallow (<15 ft) auger holes not included.
7.	Comprises holes drilled entirely in Tertiary cover rocks within the Pebble West and Pebble East areas.

Some numbers may not sum exactly due to rounding.

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The following is vertical Section through the Pebble deposit, showing block and composite copper grades; Section Line 2158700N:

Source: 2023 Technical Report

Sampling, Analysis and Security of Samples

The Pebble deposit has been explored by extensive core drilling, with 80,859 samples having been taken from drill core for assay analysis. Nearly all potentially mineralized Cretaceous core drilled and recovered has been sampled by halving in 10 ft lengths. Similarly, all core recovered from the Late Cretaceous to Early Tertiary cover sequence has also been sampled, typically on 20 ft sample lengths, with some shorter sample intervals in areas of geologic interest. Unconsolidated overburden material, where it exists, is generally not recovered by core drilling and therefore not usually sampled.

Rock chips from the 223 rotary percussion holes were generally not sampled for assay analysis, as the holes were drilled for monitoring wells and environmental purposes. Only 35 samples were taken from the drill chips of 26 rotary percussion holes outside the Pebble deposit area, which were drilled for condemnation purposes.

Analytical work in 2002 and from 2004 to 2018 was completed by ALS Minerals Laboratories of North Vancouver, an ISO/IEC 17025:2005 certified laboratory. Analytical work for the 2003 drilling program was completed by SGS Canada Inc. of Toronto, ON, an ISO 9002 registered, ISO 17025 accredited laboratory.

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Northern Dynasty maintained an effective Quality Control/Quality Assurance (“QA/QC”) program consistent with industry best practices, which was continued from 2007 to 2018 under the Pebble Partnership. This program is in addition to the QA/QC procedures used internally by the analytical laboratories. The QA/QC program has also been subject to independent review by Analytical Laboratory Consultants Ltd. and Nicholson Analytical Consulting through 2012. The analytical consultants provide ongoing monitoring, including facility inspection and timely reporting of the performance of standards, blanks and duplicates in the sampling and analytical program. The results of this program indicate that analytical results are of a high quality, suitable for use in detailed modelling and resource evaluation studies. The QA/QC sample types used in the program are described in the table below.

Table 2   Summary of Quality Control/Quality Assurance Sampling – Pebble Project

QC Code	Sample Type	Description	% of Total
MS	Regular Mainstream	Regular samples submitted for preparation and analysis at the primary laboratory.	89%
ST	Standard (Certified Reference Material)	Mineralized material in pulverized form with a known concentration and distribution of element(s) of interest. Randomly inserted using pre-numbered sample tags.	4.5% or 9 in 200
DP	Duplicate or Replicate	An additional split taken from the remaining pulp reject, coarse reject, ¼ core or ½ core remainder. Random selection using pre-numbered sample tags.	4.5% or 9 in 200
SD	Standard Duplicate	Standard reference sample submitted with duplicates and replicates to the check laboratory.	<1%
BL	Blank	Sample containing negligible or background amounts of elements of interest, to test for contamination.	2% 1 in 50

Source: 2023 Technical Report

Pebble core was boxed at the rig and transported daily by helicopter to a secure logging facility in Iliamna. Half cores remaining after sampling were replaced in the original core boxes and stored at Iliamna, AK in a secure compound. Crushed reject samples from the 2006 through 2018 analytical programs are stored in locked containers at Delta Junction, AK. Drill core assay pulps from the 1989 through 2018 programs are stored at a secure warehouse in Surrey, BC.

Metallurgical Testing and Mineral Processing

Metallurgical testwork for the Pebble Project was initiated by Northern Dynasty in 2003, and continued under the direction of Northern Dynasty until 2008. From 2008 to 2013, metallurgical testwork progressed under the direction of the Pebble Partnership.

Geometallurgical studies were initiated by the Pebble Partnership in 2008 and continued through 2012. The principal objective of this work was to quantify significant differences in metal deportment that may result in variations in metal recoveries during mineral processing. The results of the geometallurgical studies indicate that the deposit comprises several geometallurgical (or material type) domains. These domains are defined by distinct, internally consistent copper and gold deportment characteristics that correspond spatially with changes in silicate and sulphide alteration mineralogy.

Metallurgical testwork and associated analytical procedures were performed by recognized testing facilities with extensive experience with this analysis, with this type of deposit, and with the Pebble Project. The samples selected for the comminution, copper/gold/molybdenum bulk flotation, and copper molybdenum separation testing were representative of the various types and styles of mineralization at the Pebble deposit.

A conventional flotation process is proposed to produce copper concentrate and molybdenum concentrate. The flotation test results on variability samples derived from the 103 locked cycle flotation and the subsequent copper-molybdenum separation flotation tests indicate that marketable copper and molybdenum concentrates can be produced. The copper concentrate will also contain gold and silver contents that meet or exceed payable levels in representative smelter contracts; the molybdenum concentrate will contain significant rhenium (Re), with a reported grade range from 791 to 832 g/t Re observed in the locked cycle test (LCT) results of the copper-molybdenum separation.

A preliminary hydrometallurgical test program was performed on rougher and cleaner molybdenum concentrates to investigate the production of the marketable products of molybdenum trioxide (MoO3) and ammonium perrhenate (NH4ReO4). The test program included pressure oxidation leach, a series of metal extractions/purifications from the pregnant leach solution, and a calcination process. The tested methods were found technically feasible. Satisfactory dissolution rates of molybdenum and rhenium were obtained from the rougher molybdenum concentrate samples, while additional alkaline leach is required on the pressure oxidation leach residues for the cleaner molybdenum concentrate samples.

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In this technical report, the metal recovery projections of copper, gold, silver and molybdenum stay the same as those published in the 2018 and 2020 technical reports. A rhenium recovery estimate at a high level has been completed and included. Table 3 provides projected metals recoveries via flotation concentration for metals and a gravity circuit for gold. The recovery estimate bases are summarized as follows:

•	The initial metal recovery projections of copper, gold, silver and molybdenum were published in 2014 based on a combined flotation and cyanide leach method. A total of 111 locked cycle tests on the 103 samples representing eight geometallurgical domains across the east and west of Pebble deposit were reviewed to establish the copper, gold and molybdenum distributions to the bulk copper-molybdenum concentrate. Ten of the 111 locked cycle flotation tests with silver assay results were utilized to estimate the silver recovery to the bulk flotation concentrate.

•	The 2018 metal recoveries were updated to reflect the changes of the proposed processing methods, including the exclusion of the cyanide leach process and the implementation of a finer primary grind particle size. The flotation tests on composite samples indicate a general increase of metal recoveries with a decreasing primary grind size.

•	The 2020 metal recovery projections were further updated to include the rhenium recovery to the molybdenum concentrate. The estimated rhenium recovery was 70.8%, based on the 10 LCT results of the rhenium recovery to the bulk concentrate, a one LCT stage recovery result in the subsequent separation of copper and molybdenum, as well as a recovery adjustment due to the reduction of primary grind size.

Table 3 Projected Metallurgical Recoveries

Domain	Flotation Recovery %
	Cu Con, 26% Cu			Mo Con, 50% Mo
	Cu	Au	Ag	Mo	Re
Supergene:
Sodic Potassic	78.7	63.6	67.5	53.9	70.8
Illite Pyrite	72.1	46.5	67.8	66.3	70.8
Hypogene:
Illite Pyrite	89.8	45.6	66.6	76.1	70.8
Sodic Potassic	90.1	63.2	67.0	80.1	70.8
Potassic	93.7	63.6	66.5	85.4	70.8
Quartz Pyrophyllite	94.7	65.2	64.4	80.4	70.8
Sericite	89.6	40.6	66.5	75.9	70.8
Quartz Sericite Pyrite	89.8	32.9	66.9	86.1	70.8

Source: 2023 Technical Report

Rhenium Recovery Estimate

Copper-molybdenum porphyry deposits are the world’s primary source of rhenium (SME, 2018). The metallurgical test work from 2011 to 2013 on Pebble deposit indicates that significant rhenium can be recovered to the bulk Cu-Mo flotation concentrate and further concentrated into the final molybdenum flotation concentrate.  The overall rhenium recovery is determined by the rhenium recovery to the bulk copper-molybdenum concentrate and the separation efficiency of the rhenium into the molybdenum concentrate in the subsequent copper-molybdenum separation stage.  The estimated rhenium recovery is about 70.8% on average for all the domains based on the following considerations:

•	The available rhenium distributions to the bulk copper/molybdenum concentrates are based on the 10 of the 111 LCT tests on variability samples. The average recovery was calculated as 73.4% representing five of the eight geometallurgical domains.

•	The application of a similar separation efficiency of molybdenum as of 92.7% in the copper-molybdenum separation to estimate the rhenium stage recovery, considering the significant linear relationship between the molybdenum and rhenium bulk and circuit recovery test data.

•	The adjustment of the overall rhenium recovery by applying a similar factor for an average recovery increase of 0.5% per 10 µm reduction of primary grind size.

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Mineral Resource Estimates

The current resource estimate is based on approximately 59,000 assays obtained from 699 drill holes. The resource was estimated by ordinary kriging and is tabulated below. The tabulation is based on copper equivalency (“CuEq”) that incorporates the contribution of copper, gold and molybdenum. Although the estimate includes silver and rhenium, neither were used as part of the copper equivalency calculation in order to facilitate comparison with previous estimates which did not consider the lesser economic contribution of either of these metals. The highlighted 0.3% CuEq cut off is considered appropriate for deposits of this type in the Americas.

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Table 4 Pebble Resource Estimate

Classification	Tonnes	CuEQ%	Cu %	Au g/t	Ag g/t	Mo ppm	Re ppm	Cu Recovered B lbs	Au Recovered M oz	Ag Recovered M oz	Mo Recovered B lbs	Re Recovered Kg	Cu Contained B lbs	Au Contained M oz	Ag Contained M oz	Mo Contained B lbs	Re Contained Kg
Measured	527,000,000	0.65	0.33	0.35	1.7	178	0.32	3.35	4.58	20.4	0.15	118,000	3.87	5.94	28.2	0.21	166,000
Indicated	5,929,000,000	0.77	0.41	0.34	1.7	246	0.41	49.64	49.24	228.9	2.62	1,731,000	53.38	63.90	315.2	3.21	2,445,000
Measured + Indicated	6,456,000,000	0.76	0.40	0.34	1.7	240	0.40	52.99	53.82	249.3	2.78	1,849,000	57.24	69.84	343.4	3.42	2,611,000
Inferred	4,454,000,000	0.55	0.25	0.25	1.2	226	0.36	22.66	28.11	121.7	1.81	1,025,000	24.47	36.40	166.8	2.22	1,448,000

Notes:

David Gaunt, P.Geo., a qualified person as defined under 43-101 who is not independent of Northern Dynasty, is responsible for the estimate. The effective date is August 2020.

Copper equivalent (CuEQ) calculations use metal prices: US$1.85/lb for Cu, US$902/oz for Au and US$12.50/lb for Mo, and recoveries: 85% Cu, 69.6% Au, and 77.8% Mo (Pebble West zone) and 89.3% Cu, 76.8% Au, 83.7% Mo (Pebble East zone).

Recovered metal based on recoveries in Table 3. Contained metal calculations are based on 100% recoveries.

A 0.30% CuEQ cut-off is considered to be appropriate for porphyry deposit open pit mining operations in the Americas.

The mineral resource estimate is constrained by a conceptual pit shell that was developed using a Lerchs-Grossman algorithm and is based in the following parameters: 42 degree pit slope; metal prices and recoveries of US$1,540.00/oz and 61% Au, US$3.63/lb and 91% Cu, US$20.00/oz and 67% Ag and US$12.36/lb and 81% Mo, respectively; a mining cost of US$1.01/ton with a US$0.03/ton/bench increment and other costs (including processing, G&A and transport) of US$6.74/ton.

All mineral resource estimates, cut-offs and metallurgical recoveries are subject to change as a consequence of more detailed analyses that would be required in pre-feasibility and feasibility studies.

The terms “Measured Resources”, “Indicated Resources” and “Inferred Resources” are recognized and required by Canadian regulations under 43-101. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure required for issuers whose securities are registered with the SEC under the US Securities Exchange Act of 1934, effective February 25, 2019, that adopt definitions of the terms and categories of resources which are “substantially similar” to the corresponding terms under Canadian Regulations in 43-101. Accordingly, there is no assurance any mineral resources that we may report as Measured Resources, Indicated Resources and Inferred Resources under 43-101 would be the same had we prepared the resource estimates under the standards adopted under the SEC Modernization Rules. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. In addition, Inferred Resources have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under 43-101.

The mineral resource estimates contained herein have not been adjusted for any risk that the required environmental permits may not be obtained for the Pebble Project. The risk associated with the ability of the Pebble Project to obtain required environmental permits is a risk to the reasonable prospects for eventual economic extraction of the mineralisation and their definition as a mineral resource.

2022 Annual Information Form	Page | 35

Project Description

On December 22, 2017, the Pebble Partnership submitted its CWA 404 permit application in which it is envisaged that the Pebble copper-gold-molybdenum porphyry deposit would be developed as an open pit mine, with associated on and off-site infrastructure. Over the course of past two years, additional engineering work completed to support the environmental assessment process, as well as recommendations from USACE in the FEIS, has resulted in some modifications to the plan and the Project Description has been updated accordingly.  Project infrastructure includes:

•	a 270 megawatt power plant located at the mine site;

•	a natural gas pipeline connecting existing supply on the Kenai Peninsula to the power plant at the mine site;

•	a transportation corridor from the mine site to a port site located on Cook Inlet consisting of:

•	a private two-lane unpaved road that connects to the existing Iliamna/Newhalen road system; and

•	the onland portion of the natural gas pipeline buried adjacent to the road.

•	a port facility incorporating:

•	concentrate, storage and handling;

•	fuel and supply storage;

•	local power supply; and

•	barge docks for supplies and to facilitate bulk lightering of concentrate between the Diamond Point Port and an offshore lightering location in Iniskin Bay for loading onto bulk carriers.

Following four years of construction activity, the proposed Pebble mine will operate for a period of 20 years using conventional drill-blast-shovel operations. The mining rate will average 70 million tons per year, with 66 million tons of mineralized material processed through the mill each year (180,000 tons per day), for an extremely low life-of-mine waste to mineralized material ratio of 0.12:1.

The development proposed in Pebble’s Project Description is substantially smaller than previous iterations, and presents significant new environmental safeguards, including:

•	a development footprint less than half the size previously envisaged;

•	the consolidation of most major site infrastructure in a single drainage (the North Fork Koktuli), and the absence of any primary mine operations in the Upper Talarik drainage;

•	a more conservative Tailings Storage Facility (TSF) design, including enhanced buttresses, flatter slope angles and an improved factor of safety;

•	separation of potentially acid generating (PAG) tailings from non-PAG bulk tailings for storage in a fully-lined TSF;

•	a comprehensive tailings and water management plan including a flow through design for the bulk tailings embankment;

•	no permanent waste rock piles; and

•	no secondary gold recovery plant.

The project proposed in the Project Description uses a portion of the currently estimated Pebble mineral resources. This does not preclude development of additional resources in other phases of the project in the future, but such development would require additional evaluation and would be subject to separate permitting processes.

2022 Annual Information Form	Page | 36

Environment and Permitting

The Pebble deposit is located on State land that has been specifically designated for mineral exploration and development.  The Pebble area has been the subject of two comprehensive land-use planning exercises conducted by the ADNR, the first in the 1980s and the second completed in 2005 and subsequently revised in 2013.  ADNR identified five land parcels (including Pebble) within the Bristol Bay planning area as having “significant mineral potential,” and where the planning intent is to accommodate mineral exploration and development.  These parcels total 2.7% of the total planning area. Environmental standards and permitting requirements in Alaska are stable, objective, rigorous and science-driven.  These features are an asset to projects like Pebble that are being designed to meet U.S. and international best practice standards of design and performance.

Northern Dynasty began an extensive field study program in 2004 to characterize the existing physical, chemical, biological, and social environments in the Bristol Bay and Cook Inlet areas where the Project might occur. The Pebble Partnership compiled the data for the 2004-2008 study period into a multi-volume Environmental Baseline Document (“EBD”, PLP, 2012).  These studies have been designed to:

•	fully characterize the existing biophysical and socioeconomic environment;

•	support environmental analyses required for effective input into project design;

•	provide a strong foundation for internal environmental and social impact assessment to support corporate decision-making;

•	provide the information required for stakeholder consultation and eventual mine permitting in Alaska; and

•	provide a baseline for long-term monitoring of potential changes associated with mine development.

Additional data collected from the 2009-2013 period was compiled into the Supplemental EBD (PLP, 2018) and transmitted to USACE. In 2017, select environmental baseline studies were re-initiated and expanded. Monitoring data collected through 2019 has been provided to USACE.

The baseline study program includes:

surface water hydrology	wildlife
groundwater hydrology	air quality
surface and groundwater quality	cultural resources
geochemistry	subsistence
snow surveys	land use
fish and aquatic resources	recreation
noise	socioeconomics
wetlands	visual aesthetics
trace elements	climate and meteorology
fish habitat – stream flow modelling	Iliamna Lake
marine

The Pebble EIS published by USACE on July 24, 2020, was the culmination of a 2½ year long, intensive review process under NEPA. Led by USACE, the Pebble EIS also involved eight federal cooperating agencies (including the EPA and US Fish & Wildlife Service), three State cooperating agencies (including the ADNR and the ADEC), the Lake & Peninsula Borough and two federally recognized tribes. The Pebble EIS was viewed by Pebble Partnership as positive in that it found impacts to fish and wildlife would not be expected to affect subsistence harvest levels, there would be no measurable change to the commercial fishing industry including prices, and there would be a number of positive socioeconomic impacts on local communities.

2022 Annual Information Form	Page | 37

On November 25, 2020, USACE issued a ROD rejecting the Pebble Partnership’s permit application, finding concerns with the proposed CMP and determining that the Proposed Project would cause significant degradation and be contrary to the public interest. USACE concluded the proposed CMP was not compliant with USACE regulations. The Pebble Partnership submitted its request for appeal of the ROD to USACE Pacific Ocean Division on January 19, 2021. The request for appeal reflects the Pebble Partnership’s position that USACE’s ROD and permitting decision – including its “Significant Degradation” finding, its “public interest review” findings, and its rejection of the Pebble Partnership’s CMP – are contrary to law, unprecedented in Alaska, and fundamentally unsupported by the administrative record, including the Proposed Project Pebble EIS. In a letter dated February 24, 2021, USACE confirmed the Pebble Partnership’s RFA is “complete and meets the criteria for appeal.” Further information on the Pebble EIS process and status of the appeal of the ROD is provided in Three Year History.

On January 30, 2023, the EPA issued a Final Determination under Section 404(c) of the Clean Water Act, imposing limitations on the use of certain waters in the Bristol Bay watershed as disposal sites for certain discharges of dredged or fill material associated with development of a mine at the Pebble deposit. This Final Determination is the concluding step in the administrative process set forth in 40 C.F.R. Part 231, which governs EPA’s authority under Section 404(c) to veto permit decisions. The Administrative Procedure Act (“APA”), 5 USC §551 et seq., which governs judicial review of agency decisions, provides that individuals aggrieved by agency action may seek judicial review of any “final agency action.” EPA’s administrative determination can be challenged by filing a lawsuit in U.S. federal district court seeking reversal of that decision. Further information is provided in Three Year History.

The Project will require additional Federal permits, in addition to those issued under the CWA and RHA permits, as well as a range of permits issued by the State of Alaska.

Community Consultation and Stakeholder Relations

Pebble Project technical programs are supported by stakeholder engagement activities in Alaska. The objective of stakeholder outreach programs undertaken by the Pebble Partnership are to:

•	advise residents of nearby communities and other regional interests about Pebble work programs and other activities being undertaken in the field;

•	provide information about the proposed development plan for the Pebble Project, including potential environmental, social and operational effects, proposed mitigation and environmental safeguards;

•	allow the Pebble Partnership to better understand and address stakeholder priorities and concerns with respect to development of the Pebble Project;

•	encourage stakeholder and public participation in the USACE-led EIS permitting process for Pebble; and

•	facilitate economic and other opportunities associated with advancement and development of the Pebble Project for local residents, communities and companies.

In addition to meeting with stakeholder groups and individuals, and providing project briefings in communities throughout Bristol Bay and the State of Alaska, the Pebble Partnership’s outreach and engagement program includes:

•	workforce and business development initiatives intended to enhance economic opportunities for regional residents and Alaska Native corporations;

•	initiatives to develop partnerships with Alaska Native corporations, commercial fishing interests and other in-region groups and individuals;

•	outreach to elected officials and political staff at the national, State and local levels; and

•	outreach to third-party organizations and special interest groups with an interest in the Pebble Project, including business organizations, community groups, outdoor recreation interests, Alaska Native entities, commercial and sport fishery interests, conservation organizations, among others.

Through these various stakeholder initiatives, the Pebble Partnership seeks to advance a science-based project design that is responsive to stakeholder priorities and concerns, provides meaningful benefits and opportunities to local residents, businesses and Alaska Native corporations, and energizes the economy of Southwest Alaska.

2022 Annual Information Form	Page | 38

In April 2021, the Pebble Partnership published an Environmental, Social & Governance (“ESG”) Report for the Pebble Project which addresses the broad range of progressive principles, practices and commitments employed at Pebble by the Company and the Pebble Partnership over the past two decades to advance the project.

C. Plans For 2023

In 2023, the Company plans to proceed with the preparation of a fully independent Preliminary Economic Assessment on the Pebble Project ("2023 PEA").  The Company anticipates that the 2023 PEA will:

•	be generally based on the project description set out in the 2021 PEA and the 2022 PEA;

•	make express reference to both the current status of the appeal by the Pebble Partnership of the Record of Decision of the USACE and the issuance of the Final Determination by the EPA and Pebble Partnership’s determination to challenge;

•	include an independent resource estimate for the Pebble Project;

•	include updated current estimates of the capital and operation costs for the Pebble Project from those reflected in the 2021 PEA and the 2022 PEA; and

•	include the results of the economic analysis of the Pebble Project.

The Pebble Partnership staff will conduct a program of ongoing site maintenance, including a limited program of drill hole closures, and continue to maintain an active corporate presence in Alaska and Washington, D.C. to engage and consult with project stakeholders.

Corporate activities will focus on advancing the appeal of the ROD and judicial review of the Final Determination. Other activities will include raising capital, as necessary, to support the appeal and judicial review, corporate reporting and discussions directed toward securing a partner with which to advance the overall development of the project.

Additional details for the Company’s plan of operations for 2023 is provided in the Company’s 2022 Annual MD&A.

2022 Annual Information Form	Page | 39

D. Organizational Structure

Structure as at December 31, 2022:

Northern Dynasty Minerals Ltd.
Northern Dynasty Minerals Ltd.
(British Columbia)
(Listed TSX:NDM NYSE American:NAK)
100%
MGL Subco Ltd.
(British Columbia)
Not active
100%
100%
Delta Minerals Inc.
(British Columbia)
Not active
100%
100%
3537137 Canada Inc.
(Canada)
Holding company
80%
Cannon Point Resources Ltd.
(British Columbia)
Not active
Imperial Gold Corporation
(British Columbia)
Not active
20%
Canada
US
Canada
US
US Resources Inc.
(Nevada)
Formerly held claims
Pebble Services Inc.
(Nevada)
Employs PLP employees
Yuma Gold Inc.
(Nevada)
Not active
Northern
Dynasty Partnership
(Alaska)
Holding entity
100%
Pebble Mines Corp.
(Delaware)
General partner
99.9%
0.1%
Pebble Limited Partnership
(Alaska)
Exploration and administration of Pebble
100%
Pebble West Claims Corporation
(Alaska)
Title company
Pebble East Claims Corporation
(Alaska)
Title company
Pebble Pipeline Corporation
(Alaska)
Natural gas right of way/permits/licences
Pebble Performance Dividend LLC (Alaska)
Distribute 3% net profits royalty payments
Title to 1,840 Claims in Alaska
(PWCC – 1,089 claims and PECC – 751 claims)

2022 Annual Information Form	Page | 40

E. Property, Plant and Equipment

The Company’s principal property is the Pebble Project, as discussed in A and B, above.

The Company has approximately $14 in plant and equipment (excluding right-of-use assets) primarily at the Pebble Project site located in Iliamna.

The Company, through the Pebble Partnership, has leased premises in Anchorage and at the Pebble Project site and as result the Company has lease commitments which have been disclosed in the accompanying audited financial statements.

F. Risk Factors

The securities of Northern Dynasty are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Northern Dynasty for a prospective investor should not consider an investment in Northern Dynasty unless the investor is capable of sustaining an economic loss of their entire investment. The risks associated with Northern Dynasty’s business include:

Northern Dynasty May be Unsuccessful in Appealing the Record of Decision and may ultimately not be able to Obtain the Required Environmental Permits for the Pebble Project.

The USACE’s ROD issued on November 25, 2020, has denied Northern Dynasty’s environmental permit for development of the Pebble Project under the Clean Water Act.  This environmental permit is required for Northern Dynasty to proceed with the development of the Pebble Project.  While the Pebble Partnership is appealing this Record of Decision, there is no assurance that the appeal of the Record of Decision will be successful.  Even if the appeal is successful, there is no assurance that a positive Record of Decision will ultimately be obtained by the Pebble Partnership or that the required environmental permit will be obtained.  An inability to successfully appeal the Record of Decision will mean that Northern Dynasty cannot proceed with development of the Pebble Project as presently envisioned.  There is no assurance that Northern Dynasty will be able to redesign the Pebble Project in a manner that addresses the "significant degradation" conclusion reached by the USACE or ultimately develop any compensatory mitigation plan that the USACE accepts as appropriately addressing the "significant degradation" determination or that will change the USACE’s position that environmental permitting of the Pebble Project under the CWA is against the public interest.  Northern Dynasty’s inability to address these issues may mean that the Company is ultimately not able to secure the environmental permits that are required to develop the Pebble Project.  Accordingly, there is no assurance that Northern Dynasty will ever be able to proceed with development of the Pebble Project or that investors will be able to recover their investment in the Company.

In addition, the EPA has re-initiated the CWA Section 404(c) process, and has issued a Final Determination for the waters of Bristol Bay.  The Final Determination has established a Defined Area for Prohibition coextensive with the current mine plan footprint in which the EPA prohibits the disposal of dredged or fill material for the Pebble Project and has also established the Defined Area for Restriction.  Such Final Determination will negatively affect the ability of the Pebble Partnership to obtain required permitting and develop the Project, even if the appeal of the 2020 ROD is successful unless the Final Determination is also challenged and withdrawn.  There is no assurance that any challenge by the Company to the EPA’s Final Determination will be successful.  The inability to successfully challenge the EPA’s Final Determination may ultimately mean that the Company will be unable to proceed with the development of the Pebble Project as currently envisioned or at all.

Inability to Ultimately Achieve Mine Permitting and Build a Mine at the Pebble Project

The Company may ultimately be unable to secure the necessary permits under United States Federal and Alaskan State laws to build and operate a mine at the Pebble Project.  There is no assurance that the EPA will not seek to undertake future regulatory action to impede or restrict the Pebble Project even if the Final Determination is successfully challenged.  In addition, there are prominent and well-organized opponents of the Pebble Project and the Company may be unable, even if it present solid scientific and technical evidence of risk mitigation, to overcome such opposition and convince governmental authorities that a mine should be permitted at the Pebble Project.  The Company faces not only the permitting and regulatory issues typical of companies seeking to build a mine, but additional public and regulatory scrutiny due to its location and potential size.  Accordingly, there is no assurance that the Company will obtain the required permits.  Although, the Company received a denial of its CWA 404 permit application from the USACE, the Company has submitted an appeal of the ROD.  The uncertainty of the USACE appeal process and the EPA Final Determination process casts doubt as to whether we will ever be able to obtain these permits for the Pebble Project as currently planned or within the timeline envisioned.  Should the appeal be successful, and the Final Determination successfully challenged, of which there is no assurance, the Company will still be required to secure the full range of permits and authorizations from multiple federal and state regulatory agencies, which will take several years.  After all permits necessary to begin construction are in hand, a number of years would be required to finance and build a mine and commence operations.  During these periods, the Company would likely have no income and so would require additional financing to continue its operations.  Unless and until the Company builds a mine at the Pebble Project it will be unable to achieve revenues from operations and may not be able to sell or otherwise recover its investment in the Pebble Project, which would have a material adverse effect on the Company and an investment in the Company’s common shares.

The Pebble Project is Not Evaluated by Any Preliminary or Final Feasibility Study

The development of the Pebble Project has not been evaluated by any preliminary or final feasibility study.   Accordingly, even if the ROD is overturned and the Final Determination successfully challenged, there are substantial risks that we will not be able to proceed with the development of the Pebble Project, that the Pebble Project cannot be economically mined or that shareholders will not be able to recover their investment in the Company.

2022 Annual Information Form	Page | 41

If Northern Dynasty is Unable to Defend the “Class Action” Lawsuits against it, there is No Assurance that Northern Dynasty will not be Subject to Judgements for Damages against it

Northern Dynasty is the subject of proposed class action lawsuits against it that assert liability against Northern Dynasty on behalf of a purported class of shareholders under securities laws, both in Canada and in the United States. While Northern Dynasty intends to vigorously defend these claims, there is no assurance that Northern Dynasty will be successful in defending all claims made against it. Should Northern Dynasty not be successful in defending these claims, it may be subject to judgements against it and be required to pay substantial amounts in damages to the plaintiffs under these judgements. These damages could result in a material and adverse impairment to Northern Dynasty’s financial condition and capital resources, and may further impair its ability to pursue the development of the Pebble Project.

In addition, Northern Dynasty is required under the terms of the indemnification agreements that it has entered into with underwriters in connection with Northern Dynasty’s public financings to indemnify the underwriters for any losses that they incur. As certain of Northern Dynasty’s underwriters have been named as defendants in certain of these class action lawsuits, Northern Dynasty may be required to indemnify and pay monies to the underwriters for any losses that they suffer and expenses that they incur. In addition, Northern Dynasty may be required to indemnify certain of its officers and directors for any losses that they suffer or expenses that they incur.

There is no assurance that Northern Dynasty’s existing insurance policies will respond and be sufficient to cover any amounts that it may be required to pay to the plaintiffs in these class action lawsuits, or the underwriters under our indemnification obligations. We may also be required to indemnify certain of our officers and directors who have been named as party to these lawsuits. These damages could result in a material and adverse impairment to our financial condition and capital resources, and may further impair our ability to raise additional financing and pursue the development of the Pebble Project.

Grand Jury Investigation and Related Matters

The Company is cooperating with a grand jury investigation involving the United States Attorney’s Office for the District of Alaska, and an SEC inquiry, as described below under Item 12. Legal. The Company is not able to provide investors with guidance as to the outcome of the grand jury investigation or SEC inquiry, or whether either of them will result in any charges or other claims against the Company, the Pebble Partnership or their associated individuals. The Company does anticipate, however, that it will incur substantial expenses in connection with cooperating with the grand jury and SEC matters, including legal fees and expenses related to the collection, review, and production of documents, among other things. Any adverse civil or criminal proceedings could have a material adverse impact on Northern Dynasty’s prospects and ability to advance development of the Pebble Mine project.

In addition, Northern Dynasty and the Pebble Partnership may face ongoing and further inquiries, demands or allegations concerning future plans for the Pebble Project from the US Congress’ House Committee on Transportation and Infrastructure. Again, any adverse civil or criminal proceedings relating to the Committee’s investigation could have a material adverse impact on Northern Dynasty’s prospects and ability to advance development of the Pebble Project. In addition, these inquiries or any possible resulting civil or criminal proceedings could erode any existing political support for the Pebble Project which may reduce the likelihood of the Pebble Project obtaining the required environmental permitting.

2022 Annual Information Form	Page | 42

The Record of Decision and the Final Determination have had and will have an Ongoing Adverse Impact on Northern Dynasty’s Ability to Finance the Pebble Project.

Northern Dynasty believes that the USACE’s ROD has had a material adverse impact on its ability to finance its operations and will continue to adversely impact its financing options for so long as the ROD remains outstanding.  In addition, the EPA’s Final Determination may adversely impact Northern Dynasty’s ability to complete future financings.  Appealing the ROD in any future litigation and challenging the EPA’s Final Determination will require a substantial amount of our current cash and financial resources.  As Northern Dynasty does not have any revenues, and does not anticipate revenues in the foreseeable future, Northern Dynasty will require additional financing to continue its operations and to fully fund the appeal of the ROD and the challenge of the Final Determination.  Northern Dynasty does not have any assurance that it will be able to achieve this financing.  If Northern Dynasty is unsuccessful in its appeal of the ROD or challenge of the EPA’s Final Determination, Northern Dynasty’s financing options may be substantially limited and it may not be able to generate the necessary financing to enable continued operations without a substantial reduction or restructuring of the Pebble Project.  The Company’s inability to secure this additional required financing will negatively impact the ability of shareholders to recover their investment in the Company.

Risk associated with the Novel Coronavirus (“COVID-19”)

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions which may adversely impact Northern Dynasty’s business and results of operations and the operations of contractors and service providers. The extent to which COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning its severity and the actions taken to contain the virus or treat its impact, among others. The adverse effects on the economy, the stock market and Northern Dynasty’s share price could adversely impact its ability to raise capital, with the result that our ability to pursue development of the Pebble Project could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on the Company’s business and results of operations and could delay its plans for development of the Pebble Project.

Risk of Secure Title or Property Interest

There can be no certainty that title to any property interest acquired by the Company or any of its subsidiaries is without defects. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Pebble Partnership’s mineral concessions at Pebble are located on State of Alaska lands specifically designated for mineral exploration and development. Alaska is a stable jurisdiction with a well-developed regulatory and legal framework for resource development and public lands management, a strong commitment to the rule of law and lengthy track record for encouraging investment in the development of its land and natural resources.

The Pebble Project is Subject to Political and Environmental Regulatory Opposition

The Pebble Project faces concerted opposition from certain individuals and organizations who are motivated to preclude any possible mining in the Bristol Bay Watershed (the “BBW”). The BBW is an important wildlife and salmon habitat area. Accordingly, one of the greatest risks to the Pebble Project is seen to be political/permitting risk, which may ultimately preclude construction of a mine at the Pebble Project. Opposition may include legal challenges to exploration and development permits, which may delay or halt development. Other tactics may also be employed by opposition groups to delay or frustrate development at Pebble, included political and public advocacy, electoral strategies, media and public outreach campaigns and protest activity. These efforts could materially increase the cost and time for development of the Pebble Project and the related infrastructure, or require changes to development plans, which could adversely impact project economics.

2022 Annual Information Form	Page | 43

The Pebble Partnership’s Mineral Property Interests Do Not Contain Any Mineral Reserves or Any Known Body of Economic Mineralization.

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the known deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore. Accordingly, the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before Northern Dynasty or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute “ore”.

Mineral Resources Disclosed by Northern Dynasty or the Pebble Partnership for the Pebble Project are Estimates Only.

Northern Dynasty has included mineral resource estimates that have been made in accordance with NI 43-101.  These resource estimates are classified as "measured resources", "indicated resources" and "inferred resources".  Northern Dynasty advises United States investors that although, with the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", there is no assurance any mineral resources that Northern Dynasty may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had Northern Dynasty prepared the resource estimates under the standards adopted under the SEC Modernization Rules.  Investors are cautioned not to assume that any part or all of mineral deposits classified as "measured resources" or "indicated resources" will ever be converted into “mineral reserves.  Further, "inferred resources" have a great amount of uncertainty as to their economic and legal feasibility.  Under Canadian securities law, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, or any economic study except a Preliminary Economic Assessment as prescribed under NI 43-101.

All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material which is not mineral reserves does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining. There can be no assurance that any future economic or technical assessments undertaken by the Company with respect to the Pebble Project will demonstrate positive economics or feasibility.

The mineral resource estimates contained herein have not been adjusted for any risk that the required environmental permits may not be obtained for the Pebble Project. The risk associated with the ability of the Pebble Project to obtain required environmental permits is a risk to the reasonable prospects for eventual economic extraction of the mineralization and their definition as a mineral resource.

There Is No Assurance That Northern Dynasty Will Be Able To Partner The Pebble Project.

One of Northern Dynasty’s business objectives is to enter into a joint venture or other partnership arrangement with a third-party partner to fund the advancement of the development of the Pebble Project. There is no assurance that the Company will be able to enter into an arrangement with a partner for the development of the Pebble Project. To the extent that the Company does not enter into any agreement to partner the Pebble Project, it will continue to be required to fund all exploration and other related expenses for advancement of the Pebble Project.

2022 Annual Information Form	Page | 44

Negative Operating Cash Flow and Financing Requirements.

The Company currently has a negative operating cash flow and anticipates that it will continue for the foreseeable future due to the fact that it does not have revenues from mining or any other activities. As a result the Company’s plans for development of the Pebble Project, operating cash flow will continue to be negative until the Company receives revenue from production at the Pebble Project to offset expenses incurred, of which there is no assurance. Accordingly, the Company will require substantial additional capital in order to fund its future exploration and development activities. The Company does not have any arrangements in place for this additional funding and there is no assurance that such funding will be achieved when required. Any failure to obtain additional financing or failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

Northern Dynasty Has No History of Earnings and No Foreseeable Earnings, and May Never Achieve Profitability or Pay Dividends.

Northern Dynasty has only had losses since inception and there can be no assurance that Northern Dynasty will ever be profitable. Northern Dynasty has paid no dividends on its shares since incorporation. Northern Dynasty presently has no ability to generate earnings from its mineral properties as its mineral properties are in the pre-development stage.

Northern Dynasty’s Consolidated Financial Statements Have Been Prepared Assuming Northern Dynasty Will Continue on a Going Concern Basis.

Northern Dynasty’ has prepared its Financial Statements on the basis that Northern Dynasty will continue as a going concern. At December 31, 2022, the Company had working capital of approximately $14.8 million. Northern Dynasty has prioritized the allocation of its financial resources to meet key corporate and Pebble Project expenditure requirements in the near term, including the funding of the appeal of the ROD. Additional financing will be required to progress any material expenditures at the Pebble Project and for working capital. Northern Dynasty’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves at the Pebble Project, the ability of the Company to finance its operating costs, the completion of the exploration and development of the Pebble Project, the Pebble Partnership obtaining the necessary permits to mine, and on future profitable production at the Pebble Project. Furthermore, failure to continue as a going concern would require that Northern Dynasty’s assets and liabilities be restated on a liquidation basis, which would likely differ significantly from their going concern assumption carrying values.

As the Pebble Project is Northern Dynasty’s Only Mineral Property Interest, the Failure to establish that the Pebble Project Possesses Commercially Viable and Legally Mineable Deposits of Ore May Cause a Significant Decline in the Trading Price of Northern Dynasty’s Common Shares and Reduce Its Ability to Obtain New Financing.

The Pebble Project, through the Pebble Partnership, is Northern Dynasty’s only mineral project. Northern Dynasty’s principal business objective is to carry out further exploration and related activities to establish whether the Pebble Project possesses commercially viable deposits of ore. If Northern Dynasty is not successful in its plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Northern Dynasty anticipates that such an outcome would adversely impact the price of Northern Dynasty’s common shares. Furthermore, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Pebble Project.

If Prices for Copper, Gold, Molybdenum, Silver and Rhenium Decline, Northern Dynasty May Not Be Able to Raise the Additional Financing Required to Fund Expenditures for the Pebble Project.

The ability of Northern Dynasty to raise financing to fund the Pebble Project, will be significantly affected by changes in the market price of the metals for which it explores. The prices of copper, gold, molybdenum, silver and rhenium are volatile, and are affected by numerous factors beyond Northern Dynasty’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold, molybdenum, silver and rhenium and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold, molybdenum, silver and rhenium have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of copper, gold, molybdenum, silver and rhenium, with the result that Northern Dynasty may not have sufficient financing with which to fund its activities related to the advancement of the Pebble Project.

2022 Annual Information Form	Page | 45

The Russian-Ukrainian Conflict – Potential Effects Which Could Detrimentally Affect the Global Economy, Peace and Stability in Europe and Beyond, and Our Business and Share Price

Russian military forces invaded Ukraine in February 2022. In response, Ukrainian military personnel and civilians are actively resisting the invasion. Many countries throughout the world have provided aid to the Ukraine in the form of financial aid and in some cases military equipment and weapons to assist in their resistance to the Russian invasion. The North Atlantic Treaty Organization (“NATO”) has also mobilized forces to NATO member countries that are close to the conflict as deterrence to further Russian aggression in the region. The outcome of the conflict is uncertain and is likely to have wide-ranging consequences on the peace and stability of the region and the world economy. In addition, certain countries including Canada and the United States, have imposed strict financial and trade sanctions against Russia, which sanctions may have far reaching effects on the global economy. The long-term impacts of the conflict and the sanctions imposed on Russia remain uncertain and could have an adverse impact on the Company’s business and results of operations and may have wide-ranging consequences on the peace and stability of the region and the world economy.

The conflict could affect the economies and securities markets of countries in ways that cannot necessarily be foreseen at the present time. These events could also exacerbate other pre-existing political, social and economic risks. Such events could also cause substantial market volatility, exchange trading suspensions and closures and affect the Company’s performance, the price of its securities and its ability to successfully raise capital at reasonable rates or at all. As a result, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed.

Although we do not have employees, suppliers or business activities in Ukraine or Russia at this time, the conflict may have a detrimental impact on our business and operations at some point in the future if the conflict spreads, escalates or affects Europe or the world more broadly.

Mining is Inherently Dangerous and subject to Conditions or Events beyond the Company’s control, which could have a Material Adverse Effect on the Company’s Business.

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, seismic activity, cave-ins and mechanical equipment failure are inherent risks in the Company’s exploration, development and mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company’s mineral properties, severe damage to and destruction of the Company’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents.

Northern Dynasty Competes with Larger, Better Capitalized Competitors in the Mining Industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty. Northern Dynasty faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Northern Dynasty possesses. As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

2022 Annual Information Form	Page | 46

Compliance with Environmental Requirements will take Considerable Resources and Changes to these Requirements Could Significantly Increase the Costs of Developing the Pebble Project and Could Delay these Activities.

The Pebble Partnership and Northern Dynasty must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes in Government Regulations or the Application Thereof and the Presence of Unknown Environmental Hazards on Northern Dynasty’s Mineral Properties May Result in Significant Unanticipated Compliance and Reclamation Costs.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Northern Dynasty. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at the Pebble Project. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within the Company’s control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that the Company previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of a mine at the Pebble Project.

Litigation

The Company is, and may in future be subject to legal proceedings, including with regard to actions in Item 12 Legal in the pursuit of its Pebble Project. Given the uncertain nature of these actions, the Company cannot reasonably predict the outcome thereof. If the Company is unable to resolve these matters favorably, it will likely have a material adverse effect on the Company.

Northern Dynasty is Subject to Many Risks that Are Not Insurable and, as a Result, Northern Dynasty Will Not Be Able to Recover Losses Through Insurance Should Certain Events Occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could increase Northern Dynasty’s operating expenses which could, in turn, have a material adverse effect on Northern Dynasty’s financial position and its results of operations. Although Northern Dynasty and the Pebble Partnership maintain liability insurance in an amount which they consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty and the Pebble Partnership might elect not to insure themselves against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty’s operating expenses.

2022 Annual Information Form	Page | 47

If Northern Dynasty Loses the Services of Key Personnel that It Engages to Undertake Its Activities, then Northern Dynasty’s Plan of Operations May Be Delayed or Be More Expensive to Undertake than Anticipated.

Northern Dynasty’s success depends to a significant extent on the performance and continued service of certain contractors, including Hunter Dickinson Services Inc. (“HDSI”). The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the Pebble Project. There can be no assurance that the services of all necessary key personnel will be available when required or, if obtained, that the costs involved will not exceed those previously estimated. It is possible that the costs and delays associated with the loss of services of key personnel could become such that the Company would not proceed with the development or operation of a mine at the Pebble Project.

The Volatility of Northern Dynasty’s Common Shares Can Expose Northern Dynasty to the Risk of Litigation.

Northern Dynasty’s common shares are listed on the TSX and NYSE American. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved (see previous risk). These factors include macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. The price of Northern Dynasty’s common shares is also likely to be significantly affected by short-term changes in copper, gold, molybdenum, silver and rhenium prices or in Northern Dynasty’s financial condition or results of operations as reflected in quarterly earnings reports.

As a result of any of these factors, the market price of Northern Dynasty’s common shares at any given point in time may not accurately reflect their long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Northern Dynasty is, and may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Northern Dynasty Will Require Additional Funding to Meet the Development Objectives of the Pebble Project.

Northern Dynasty will need to raise additional financing (through share issuances, debt or asset level partnering) to achieve permitting and development of the Pebble Project. In addition, a positive production decision at the Pebble Project would require significant capital for project engineering and construction. Accordingly, the continuing permitting and development of the Pebble Project will depend upon Northern Dynasty’s ability to obtain financing through debt financing, equity financing, the joint venturing of the project, or other means. There can be no assurance that Northern Dynasty will be successful in obtaining the required financing, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders. If we are unable to raise the necessary capital resources, we may at some point have to reduce or curtail our operations, which would have a material adverse effect on our ability to pursue the permitting and development of the Pebble Project.

While we may attempt to reduce the amount of additional financing required by entering into a potential joint venture or other partnership arrangement for advancement of the Pebble Project, there is no assurance that we may be able to conclude any such agreements.  In addition, any joint venture or other form of partnership arrangement for the Pebble Project is anticipated to result in a dilution in our ownership interest in the Pebble Project.

There is also no assurance that we will be successful in securing any long-term project financing utilizing conventional asset level financing, debt, royalty and alternative financing options, such as stream financing.  Any project debt financing that we may obtain the future will require future repayments of principal and interest from cash flows generated by the Pebble Project.  Likewise, any potential sale of royalty interests in minerals produced from the Pebble Project would require future payments of royalties from cash flows generated by the Pebble Project.  If we enter into any streaming arrangements for the Pebble Project, it is anticipated that we would be required to sell minerals produced from the Pebble Project at preferential rates as consideration for up-front funding provided by the party providing the stream financing.  As a result, any of these financing options are anticipated to impact on the cash flows from the Pebble Project that would be available to the Company should the Pebble Project proceed to development.  Our board of directors has not made any determination as to whether to proceed with any of the above forms of financing and there is no assurance that these financing options will be available to advance development of the Pebble Project.

Item 6. Dividends

The Company has not paid any dividends on any of its shares since incorporation and does not presently have any intention of paying dividends.

Item 7. Description of Capital Structure

Northern Dynasty’s share capital consists of no par value common shares only, with an unlimited number being authorized, of which 529,779,388 common shares were issued and outstanding as fully paid and non-assessable as of December 31, 2022. The audited consolidated annual financial statements describe share issuances effected by Northern Dynasty and the weighted average issue price for shares since January 1, 2021.

2022 Annual Information Form	Page | 48

There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Northern Dynasty rank pari passu (i.e. equally) for voting and the payment of any dividends and distributions in the event of a windup.

There are no constraints imposed on the ownership of securities of Northern Dynasty.

Northern Dynasty’s securities have not received any ratings from any rating organization.

Northern Dynasty has entered into registration rights agreements with certain United States shareholders as part of past financing activities. See the Company’s U.S. public filings at www.sec.gov.

Item 8. Market for Securities

Trading Markets

Northern Dynasty’s common shares have been listed in Canada on the TSX since October 2007, under the symbol NDM and have traded in the US on NYSE American (formerly NYSE MKT), since November 2004, under the symbol NAK.

The following tables set forth, for the periods indicated, the share price history on the TSX and on the NYSE American. Share trading information is available through free internet search services (see below).

	TSX Trading under the symbol NDM			NYSE American Trading under the symbol NAK
Fiscal Year Ended December 31,	High ($)	Low ($)	Average daily trading volume	High (US$)	Low (US$)	Average daily trading volume
2022	0.65	0.28	130,379	0.51	0.21	2,585,331
2021	1.45	0.41	674,605	1.15	0.32	15,662,088
2020	3.28	0.39	1,455,055	2.49	0.31	10,183,409
2019	1.47	0.50	290,638	1.12	0.38	1,722,131
2018	2.32	0.55	309,266	1.86	0.43	1,416,234
2017	4.54	1.43	1,700,010	3.45	1.06	5,399,128

	TSX Trading under the symbol NDM			NYSE American Trading under the symbol NAK
Fiscal Quarter	High ($)	Low ($)	Average daily trading volume	High (US$)	Low (US$)	Average daily trading volume
Q4 2022	0.38	0.28	70,198	0.28	0.21	1,202,171
Q3 2022	0.46	0.31	81,330	0.36	0.23	1,557,598
Q2 2022	0.57	0.32	144,520	0.46	0.25	2,264,208
Q1 2022	0.65	0.37	226,031	0.51	0.29	5,372,806
Q4 2021	0.65	0.41	216,990	0.54	0.32	5,320,943
Q3 2021	0.78	0.47	282,495	0.62	0.37	8,321,317
Q2 2021	0.88	0.58	305,425	0.70	0.47	6,423,732
Q1 2021	1.45	0.41	1,913,170	1.15	0.32	43,754,861

2022 Annual Information Form	Page | 49

	TSX Trading under the symbol NDM			NYSE American Trading under the symbol NAK
Last twelve months	High ($)	Low ($)	Average daily trading volume	High (US$)	Low (US$)	Average daily trading volume
February 2023	0.31	0.29	113,636	0.23	0.21	1,173,300
January 2023	0.38	0.29	128,885	0.27	0.21	1,306,165
December 2022	0.35	0.28	108,465	0.26	0.21	1,200,014
November 2022	0.38	0.32	64,299	0.28	0.23	1,149,467
October 2022	0.34	0.32	38,421	0.25	0.23	1,257,033
September 2022	0.39	0.31	97,629	0.30	0.23	1,441,081
August 2022	0.43	0.37	62,449	0.34	0.28	1,179,357
July 2022	0.46	0.32	84,986	0.36	0.25	2,114,920
June 2022	0.40	0.32	93,300	0.32	0.25	1,724,281
May 2022	0.46	0.37	154,984	0.36	0.0.28	2,150,528
April 2022	0.57	0.43	189,876	0.46	0.33	2,950,495
March 2022	0.65	0.43	368,631	0.51	0.34	10,089,713

Source for share price information:

•	For TSX, refer to www.tmxmoney.com, enter NDM.TO; and.
•	For NYSE American, use either https://www.nyse.com/listings_directory/stock or https://ca.finance.yahoo.com/ and enter NAK.

Item 9. Escrowed Securities

Following the Company’s acquisition of Mission Gold Ltd. on December 24, 2015 there are currently 753,728 common shares in the capital of the Company held in escrow pursuant to TSX-V value escrow agreements and supplemental escrow agreements dated February 13, 2013 among Delta Gold Corporation, a predecessor company to Mission Gold Ltd. (the “issuer”), Olympia Trust Company and the holder of the escrowed shares.

In addition to the applicable TSX-V time-based release conditions, the supplemental escrow agreements provide, among other things, that the escrowed shares shall not be released from escrow until the issuer has obtained requisite permits authorizing exploration and development activities at the issuer’s Imperial Project which would allow the issuer to complete the drilling component of the Phase 1 recommended work program as set out in the issuer’s filing statement dated December 28, 2012.

Except as outlined above, there are no shares of Northern Dynasty held in escrow.

Item 10 Directors and Officers

The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Northern Dynasty are presented in the table below. Except where indicated, each director and senior officer of Northern Dynasty has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years. Where shown, the reference to “CEO” refers to “Chief Executive Officer” and “CFO” to “Chief Financial Officer”.

2022 Annual Information Form	Page | 50

Name	Position	Director or Officer Since
Desmond M. Balakrishnan Vancouver, BC, Canada	Director	December 2015
Steven A. Decker [4] Sherman Oaks, CA, United States	Director	March 2016
Robert A. Dickinson Lions Bay, BC, Canada	Chairman of the Board and Director	June 1994
Siri C. Genik [5] Toronto, ON, Canada	Director	February 2023
Gordon B. Keep [2,3] Vancouver, BC, Canada	Director	October 2015
Wayne Kirk [4] Orcas, WA, United States	Director	March 2021
David C. Laing [3,4,5] Vancouver, BC, Canada	Director	May 2016
Christian Milau [2,4,5] Vancouver, BC, Canada	Director	May 2016
Kenneth W. Pickering [2,3,5] Chemainus, BC, Canada	Director	August 2013
Mark Peters North Vancouver, BC, Canada	CFO	April 2019
Isabel Satra Tampa, FL, United States	Director	March 2023
Ronald W. Thiessen West Vancouver, BC, Canada	President, CEO and Director	November 1995
Trevor Thomas Vancouver, BC, Canada	Secretary and General Counsel	February 2008
Bruce Jenkins Vancouver, BC, Canada	Executive Vice President, Environment and Sustainability	June 2004
Stephen Hodgson Vancouver, BC, Canada	Vice President Engineering	March 2005
Adam Chodos Vancouver, BC, Canada	Executive Vice President, Corporate Development	August 2020
Mike Westerlund North Vancouver, BC, Canada	Vice President, Investor Relations	September 2020

(1)

To the best of the Company’s knowledge, none of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier, or any other party.

(2)	Member of the Audit and Risk Committee. Mr. Milau serves as Chair.
(3)	Member of the Compensation Committee. Mr. Pickering serves as Chair.
(4)	Member of the Nominating and Governance Committee. Mr. Laing serves as Chair.
(5)	Member of the Sustainability Committee. Mr. Pickering serves as Chair.

As at March 30, 2023, the directors and officers of Northern Dynasty, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 11,916,918 common shares (2.25%), or 29,486,133 common shares (5.28%) on a diluted basis.

Biographical information

The following is the biographical information on each of the persons listed above:

2022 Annual Information Form	Page | 51

Desmond M. Balakrishnan BA., LLB. – Director

Mr. Balakrishnan is a lawyer practicing in the areas of Corporate Finance and Securities, Mergers and Acquisitions, Lending, Private Equity and Gaming and Entertainment for McMillan LLP, where he has been a partner since 2004. McMillan serves as the Company’s Canadian attorneys. He has been lead counsel on over $3 billion in financing transactions and in mergers and acquisitions aggregating in excess of $6 billion. He also serves as a director and/or officer of several resource, finance and gaming firms. He holds CLA and BA from Simon Fraser University and a Bachelor of Laws (with Distinction) from the University of Alberta.

Mr. Balakrishnan is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	December 2015	Present
Big Sky Petroleum Corporation	TSX-V	Director	November 2011	November 2020
Contagious Gaming Inc.	TSX-V	Director	August 2014	Present
GrowMax Resources Corp.	TSX-V	Director	May 2020	Present
Isracann Biosciences Inc.	CSE	Director	July 2019	June 2020
Karam Minerals Inc.	CSE	Director	November 2018	Present
Ynvisible Interactive Inc. (formerly Network Exploration Ltd.)	TSX-V	Secretary	May 2008	Present
Netcoins Holdings Inc.	CSE	Director	August 2018	Present
Solution Financial Inc.	TSX-V (NEX)	Director	December 2010	Present
Strategem Capital Corp.	TSE-V	Director	October 2020	Present

Steven A. Decker, CFA – Director

Mr. Decker is a Chartered Financial Analyst® charter-holder with more than 20 years of investment experience as an Analyst and Portfolio Manager.  He holds an MBA in Finance from the Marshall School of Business at the University of Southern California where he received the Marcia Israel Award for Entrepreneurship and was a manager of the California Equity Fund.

Mr. Decker is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	March 2016	Present

Robert A. Dickinson, B.Sc., M.Sc. – Chairman of the Board and Director

Mr. Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 45 years. He was inducted into the Canadian Mining Hall of Fame in 2012. He is Chairman of HDI and HDSI as well as a director and member of the management team of a number of the public companies associated with Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private resources company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

2022 Annual Information Form	Page | 52

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	June 1994	Present
		Chairman	April 2004	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	April 1993	Present
		Chairman	April 2004	Present
Heatherdale Resources Ltd.	TSX-V	Director	November 2009	September 2020
Northcliff Resources Ltd.	TSX	Director	June 2011	Present
Quartz Mountain Resources Ltd.	TSX-V	Director	December 2011	February 2019
		Chairman	December 2011	February 2019
		President & CEO	November 2017	February 2019
Taseko Mines Limited	TSX, NYSE American	Director	January 1991	Present

Siri C Genik - Director

Ms. Genik is a senior executive in the Natural Resources and Infrastructure industries. She is a subject-matter expert in Sustainability and ESG, Stakeholder Engagement and Governance, as well as Strategic Communications and Supply Chain. Siri is the Principal and Founder of BRIDGE©, a firm providing sustainability strategies to Boards and Leadership. She has over 25 years of experience working on major capital projects through the world. Her background with the mining industry includes serving as Head of Project Services for BHP Canada as well as Glencore (Xstrata) working on projects in Australia, Malaysia and New Caledonia. Siri is a lawyer and is fluent in English, French and Spanish.

Gordon B. Keep, B.Sc., MBA, P.Geo. – Director

Mr. Keep is a Professional Geologist with extensive business experience in investment banking and creating public natural resource companies. Mr. Keep is CEO of Fiore Management & Advisory Corp., a private financial advisory firm. He also serves as an officer and/or director for several natural resource companies. He holds a B.Sc. in Geological Science from Queen’s University and an MBA from the University of British Columbia.

Mr. Keep is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	October 2015	Present
Gold X Mining Corp. (previously Sandspring Resources Ltd.)	TSX-V	Director	March 2017	March 2020
Klondike Gold Corp.	TSX-V	Director	December 2013	Present
NG Energy International Corp. (previously Cruzsur Energy Ltd.)	TSX-V	Director	July 2017	Present
Oceanic Iron Ore Corp.	TSX-V	Director	September 2010	Present
Rusoro Mining Ltd.	TSX-V	Director	November 2006	Present
Total Helium Ltd.	TSX-V	Director	September 2021	Present
Vanadian Energy Ltd. (previously Uracan Resources Ltd.)	TSX-V	Director	November 2003	Present

Wayne Kirk, LL.B – Director

Mr. Kirk has over 35 years of experience as a corporate attorney, including nine years’ experience as Vice President, General Counsel and Corporate Secretary of Homestake Mining Company, and over 18 years of experience as a director of publicly held companies. Mr. Kirk holds a B.A. in Economics (Distinction) from the University of California (Berkeley) and an LL.B (magna cum laude) degree from Harvard University, and has been a member of the California Bar since 1969. Mr. Kirk was a director of the Company from July 2004 to February 2016.

2022 Annual Information Form	Page | 53

Mr. Kirk is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	March 2021	Present
Gabriel Resources Ltd.	TSXV	Director	June 2008	September 2020
Nickel Creek Platinum Corp.	TSX	Director	March 2016	Present

David Laing, BSc Mining Engineering – Director

Mr. Laing is a Mining Engineer with 40 years’ experience in mining operations, projects, engineering studies, mining finance, investor relations, mergers and acquisitions, corporate development, and company building.  Mr. Laing was Chief Operating Officer (“COO”) of Equinox Gold Corp.  Previously he was COO and director of Trek Mining Inc., Luna Gold Corp. and COO of True Gold Mining Inc.  Prior to joining True Gold Mining Inc., Mr. Laing was COO and led the origination and execution of stream financing transactions of Quintana Resources Capital ULC, a base metals streaming company.  He was also one of the original executives of Endeavour Mining Corporation as the group grew from one mine in Burkina Faso to a 500,000 ounce gold producer in West Africa.  Mr. Laing was an integral part of the acquisition and integration of three junior gold producers and led the feasibility of a fourth project, in Burkina Faso.  Prior to these recent roles, Mr. Laing held senior positions in mining investment banking at Standard Bank in New York, technical consulting at MRDI in California, the Refugio project at Bema Gold Corp. and various roles at Billiton and Royal Dutch Shell’s mining business.

Mr. Laing is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	May 2016	Present
Amarillo Gold Corporation	TSX-V	Director	October 2020	April 2022
Arizona Sonoran Copper Company	TSX	Director	May 2021	Present
Aton Resources Inc.	TSX-V	Director	May 2016	April 2021
Blackrock Gold Corp.	TSX-V	Director	April 2020	Present
Equinox Gold Corp.[1]	TSX, NYSE American	COO	December 2017	November 2018
Fortuna Silver Mines Inc.	TSX, NYSE	Director	September 2016	Present
Gold X Mining Corp. (previously Sandspring Resources Ltd.)	TSX-V	Director	August 2015	March 2020

Note:

1.

Equinox Gold Corp. is the result of the merger in December 2017 of Trek Mining Inc., NewCastle Gold Ltd. and Anfield Gold Corp. Trek Mining Inc. was the result of the merger of Luna Gold Corp. and TSX-V listed JDL Gold Corp. in March 2017.

Christian Milau, CPA, CA, CPA (Illinois) – Director

Mr. Milau is is a Chartered Professional Accountant (Chartered Accountant) and mining executive, currently serving as CEO of Blue Dot Carbon Corp. Prior to this he was CEO and Director of Equinox Gold Corp, President and CEO of Trek Mining Inc., Luna Gold Corp. and True Gold Mining Inc. Mr. Milau has finance and capital markets experience as well as operational, government and stakeholder relations experience in North and South America and West Africa. Prior to these recent roles, Mr. Milau was CFO at Endeavour Mining Corporation and was Treasurer at New Gold Inc.

2022 Annual Information Form	Page | 54

Mr. Milau is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	May 2016	Present
Equinox Gold Corp.[1]	TSX, NYSE American	CEO and Director	December 2017	September 2022
Plateau Energy Metals Inc.	TSX-V	Director	June 2016	May 2021

Note:

1.

Equinox Gold Corp. is the result of the merger in December 2017 of Trek Mining Inc., NewCastle Gold Ltd. and Anfield Gold Corp. Trek Mining Inc. was the result of the merger of Luna Gold Corp. and TSX-V listed JDL Gold Corp. in March 2017.

Kenneth W. Pickering., PEng. – Director

Mr. Pickering is a Professional Engineer and mining executive with 40 years of experience in a variety of capacities in the natural resources industry.  He has led the development, construction and operation of world-class mining projects in Canada, Chile, Australia, Peru and the United States, focusing on operations, executive responsibilities and country accountabilities.

Mr. Pickering is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	August 2013	Present
Enaex Chile	IPSA	Director	May 2011	May 2018
Endeavour Silver Corp.	TSX, NYSE	Director	August 2012	Present
Taseko Mines Limited	TSX, NYSE American	Director	July 2018	Present
Teck Resources	TSX, NYSE	Director	March 2015	Present

Isabel Satra, BSc. MBA – Director

Isabel Satra is an equity analyst and portfolio manager with over 20 years of investment experience.  She is currently a Principal at Kopernik Global Investors and serves as the firm’s CFO.  She holds an MBA from the University of California, Irvine and a BS in Engineering from Rutgers University.

Ronald W. Thiessen, FCPA, FCA – Director, President and Chief Executive Officer

Mr. Thiessen is a Chartered Professional Accountant (CPA, CA) with professional experience in finance, taxation, mergers, acquisitions and re-organizations.  Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies.  Mr. Thiessen is a director of HDI and HDSI, a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

2022 Annual Information Form	Page | 55

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	November 1995	Present
		President and CEO	November 2001	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	September 1995	February 2019
		CEO	September 2000	February 2019
Taseko Mines Limited	TSX, NYSE American	Director	October 1993	Present
		Chairman	May 2006	Present

Mark Peters, CPA, CA – Chief Financial Officer

Mr. Peters is a Chartered Professional Accountant (CPA, CA) who has more than 18 years of experience in the areas of financial reporting and taxation, working primarily with Canadian and US public corporations.  He is an experienced CFO, having served as CFO for HDSI since 2016 and for a TSX Venture-listed company from 2012 until 2020.  Prior to that, Mr. Peters led the tax department for the HDI group of companies.  Before joining HDI in 2007, Mr. Peters worked for PricewaterhouseCoopers LLP in the both the audit and tax groups.

Mr. Peters is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	CFO	April 2019	Present
Heatherdale Resources Ltd.	TSX-V	CFO	March 2012	August 2020
Canada Rare Earth Corp.	TSX-V	Director	March 2017	Present

Trevor Thomas, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in house positions and is currently general counsel for HDI.  Prior to joining HDI, he served as in-house legal counsel with Placer Dome Inc.

Mr. Thomas is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Secretary	February 2008	Present
		General Counsel	April 2021	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Secretary	February 2008	Present
Heatherdale Resources Ltd.	TSX-V	Secretary	June 2013	August 2020
Mineral Mountain Resources Ltd.	TSX-V	Director	September 2016	Present
Northcliff Resources Ltd.	TSX	Secretary	June 2011	Present
Quadro Resources Ltd.	TSX-V	Secretary	June 2017	Present
Quartz Mountain Resources Ltd.	TSX-V	Secretary	June 2013	Present
Rathdowney Resources Ltd.	TSX-V	Secretary	March 2011	Present
RE Royalties Ltd.	TSX-V	Secretary	November 2018	Present
Taseko Mines Limited	TSX, NYSE American	Secretary	July 2008	Present

2022 Annual Information Form	Page | 56

Adam Chodos – Executive Vice President, Corporate Development

Mr. Chodos is a senior executive with over 19 years of experience in Corporate Development and Investment Banking advisory.  Mr. Chodos was most recently a Director of Corporate Development for Teck Resources and, prior to that, was a Group Executive with Newmont’s Corporate Development team.  Before joining Newmont, Mr. Chodos spent nine years as an Investment Banker with J.P. Morgan Securities Inc., in New York, specializing in the Natural Resources sector.  He had a significant role in over US$28 billion of mergers, acquisitions, divestitures and capital markets transactions.  Mr. Chodos has a Bachelor of Commerce degree from McGill University.  He is also Executive Vice President, Corporate Development for HDSI.

Bruce Jenkins – Executive Vice President, Environment and Sustainability

Mr. Jenkins is an environmental and government relations executive with more than 40 years of experience in project and corporate management.  He supports the Pebble Partnership and helps guide environmental studies, mitigation planning and permitting activities.  Mr. Jenkins is also Executive Vice President of Environment and Sustainability for HDI.

Stephen Hodgson – Vice President, Engineering

Mr. Hodgson is a professional engineer with over 40 years of experience in consulting, project management, feasibility-level design and implementation, and mine operations at some of the largest mineral development projects in the world.  He brings a unique perspective to the Pebble team with his experience at northern and Arctic mines.  He has led the Northern Dynasty engineering team since 2005.  He was also Senior Vice President of Engineering and Project Director, Engineering, for the Pebble Limited Partnership until February 28, 2021.

Mike Westerlund – Vice President, Investor Relations

Mr. Westerlund is a seasoned investor relations executive with 20 years’ experience in the North American metals and mining industry.  Most recently, Mr. Westerlund was Vice President, Investor Relations with Hecla Mining Company, a US$3 billion NYSE-listed precious metals company with five operating mines in Canada, the United States and Mexico, where he directed the investor relations department for eight years.  Previously, Mr. Westerlund worked with a series of mineral exploration and mining firms with development stage and operating assets throughout North America.

Committees of the Board of Directors

The following committees have been established by the members of Northern Dynasty’s board of directors:

Committee	Membership
Audit and Risk Committee	Christian Milau (Chair)
Gordon Keep
Kenneth Pickering
Compensation Committee	Kenneth Pickering (Chair)
Gordon Keep
David Laing
Nominating and Governance Committee	David Laing (Chair)
Steven Decker
Wayne Kirk
Christian Milau
Sustainability Committee	Kenneth Pickering (Chair)
Siri Genik
David Laing
Christian Milau

The mandate of each of these committees is more particularly described in Northern Dynasty’s Corporate Governance Policies and Procedures Manual available on the Company’s website at: www.northerndynastyminerals.com.

2022 Annual Information Form	Page | 57

Bankruptcies, Cease Trade Orders, Penalties or Sanctions

No director or officer of Northern Dynasty is, as of the date of this Annual Information Form, or has been within the ten years before the date of this Annual Information Form, a director or officer of any company that while that person was acting in that capacity, was the subject of a bankruptcy, cease trade order, penalties or sanctions, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a bankruptcy, cease trade order, penalties or sanctions subsequent to the individual ceasing to act as a director or officer. This information has been provided by each director or officer, as the Company is unable to verify these statements independently.

Exceptions

As publicly disclosed at www.sedar.com, Great Basin Gold Ltd. (“GBG”), a company for which Messrs. Kirk and Thiessen were at one time directors, became bankrupt due to heavy indebtedness, mine production issues and falling gold prices. GBG was liquidated, commencing in September 2012. Mr. Kirk resigned in January 2012 and Mr. Thiessen resigned in June 2013.

On May 21, 2013, the British Columbia Securities Commission (“BCSC”) issued a cease trade order against Rusoro Mining Ltd. (“Rusoro”), a company for which Mr. Keep serves as a director. The cease order was for the failure by Rusoro to file its audited financial statements for the year ended December 31, 2012 and related MD&A (“2012 Year End Disclosure”). On June 5, 2013, and June 7, 2013, respectively, similar cease trade orders were issued against Rusoro by the Ontario Securities Commission (“OSC”) and the Autorité des Marchés Financiers (“AMF”). On August 19, 2013, Rusoro filed its 2012 Year End Disclosure. On August 21, 2013, August 28, 2013 and September 4, 2013, BCSC, AMF and OSC respectively, granted full revocations of their cease trade orders. Rusoro was unable to file its 2012 Year End Disclosure by the required filing deadline because it experienced significant delays in preparing them due to the nationalization by the Venezuelan government of Rusoro’s gold mining assets in Venezuela.

Potential Conflicts of Interest

Other than Mr. Decker, the directors of Northern Dynasty also serve as directors of other similar companies involved in natural resource development. It may occur from time to time that, as a consequence of a particular director’s activity in the mining and mineral industry and serving on such other boards, a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Furthermore, it is possible that the directors Northern Dynasty and the directors of one or more such other companies (many of which are described herein) may also agree to allow joint participation on Northern Dynasty’s properties or the properties of that other company. Accordingly, situations may arise in the ordinary course which involve a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to Northern Dynasty and other companies on whose board the director serves. In all such events, any director is required to disclose a financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Board, and is obliged to abstain from voting as a director of Northern Dynasty in respect of any transaction involving that other company or in respect of any property in which an interest is held by said director. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfil their duties to act honestly and in the best interests of Northern Dynasty as required by law.

Item 11. Promoters

Not applicable.

2022 Annual Information Form	Page | 58

Item 12. Legal

On September 23, 2020, the Company announced that Tom Collier, the former Chief Executive Officer of the Pebble Partnership, had submitted his resignation in light of comments made about elected and regulatory officials in Alaska and the Pebble Project in private conversations covertly videotaped by an environmental activist group. Conversations with Mr. Collier, as well as others with Ron Thiessen, Northern Dynasty’s President and Chief Executive Officer, were secretly videotaped or audiotaped by unknown individuals posing as representatives of a Hong Kong-based investment firm, which represented that it was linked to a Chinese State-Owned Enterprise (SOE). The Company understands that a Washington DC-based environmental group, the Environmental Investigation Agency, released portions of the recordings online after obscuring the voices and identities of the individuals posing as investors.

Following the release of the recordings, the USACE issued a statement that, following a review of the transcripts of the recordings, they had “identified inaccuracies and falsehoods relating to the permit process and the relationship between our regulatory leadership and the applicant’s executives”.

Committee on Transportation and Infrastructure of the United States House of Representatives

On November 19, 2020, the Pebble Partnership received a letter from the Committee on Transportation and Infrastructure of the United States House of Representatives, stating that the comments made by Mr. Collier and Mr. Thiessen regarding the expansion, capacity, size and duration of the potential Pebble mine were believed to be inconsistent with the testimony of Mr. Collier before the Committee and demanding production of documents apparently related to the comments. The Company produced documents in response to those requests. The Company also responded to the Committee by letter denying and refuting that there was any inconsistency as raised in the Committee’s November 19, 2020 correspondence.

On October 22, 2022, the Committee’s then-Majority Staff released a report concerning the Pebble Project, alleging false testimony to the Committee and indicating that a referral has been made to the U.S. Attorney General’s Office. The Staff Report was issued without providing the Company any opportunity to respond to the allegations contained in the Staff Report prior to its release. Nor did the Committee publicly request or conduct any interviews of Northern Dynasty or Pebble employees after its November 19, 2020, correspondence. The Pebble Partnership, in a press release, responded “[w]e want to be absolutely clear, however, that to the extent the report contains any suggestion that we tried to mislead regulators in any way, it is categorically wrong and misinformed of the realities of the Pebble permitting process.” The Company also stated “[w]e look forward to laying out the essential context missing from the report.” Pebble Partnership CEO, John Shively, further responded to the Staff Report in a letter dated December 22, 2022, stating that the Staff Report was “issued in violation of Committee rules and without any meaningful consideration of the objective facts.” No formal response to the letter has been received from the Committee.

Grand Jury Subpoena

On February 5, 2021, the Company announced that the Pebble Partnership and Tom Collier, the former Chief Executive Officer of the Pebble Partnership, had each been served with a subpoena issued by the United States Attorney’s Office for the District of Alaska to produce documents in connection with a grand jury investigation. The Company is not aware of any criminal charges having been filed against any entity or individual in this matter.

The Company also self-reported this matter to the SEC, and responded to a related inquiry being conducted by the enforcement staff of the SEC’s San Francisco Regional Office. The Company and the Pebble Partnership are cooperating with each of these investigations.

2022 Annual Information Form	Page | 59

Class Action Litigation following the USACE’S Record of Decision

On December 4 and 17, 2020, separate putative shareholder class action lawsuits were filed against the Company and certain of its current and former officers and directors in the U.S. District Court for the Eastern District of New York regarding the drop in the price of the Company’s stock following the ROD by the USACE regarding the Pebble Project.  These cases are captioned Darish v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-05917-ENV-RLM, and Hymowitz v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-06126-PKC-RLM.  Each of the complaints was filed on behalf of a purported class of investors who purchased shares of the Company’s stock from December 21, 2017, through November 25, 2020, the date the USACE announced its decision, and seeks damages allegedly caused by violations of the federal securities laws.  On March 17, 2021, the two cases were consolidated and a lead plaintiff and counsel were appointed.  A consolidated and amended complaint was filed in June 2021, naming the Company, the Company’s CEO and the Pebble Partnership’s former CEO as defendants.  The Company filed a motion to dismiss the complaint on behalf of all defendants, which the Court denied on January 25, 2023.  The Company will continue to defend its interests in the litigation, which is expected to proceed into the discovery phase and forthcoming motion practice on whether a class should be certified.

On December 3, 2020, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and one of its underwriters in the Supreme Court of British Columbia regarding the decrease in the price of the Company’s stock following the USACE’s November 25, 2020 decision regarding the Pebble Project. The case is captioned Haddad v. Northern Dynasty Minerals Ltd. et al.,Case No. VLC-S-S-2012849. The claim was filed on behalf of a purported class of investors, wherever they may reside, who acquired common shares of the Company’s stock between December 21, 2017 and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, and (ii) allegedly oppressive conduct. The Company has been served the claim and intends to defend itself vigorously. The underwriter has asserted contractual rights of indemnification against the Company for any loss that the underwriter may incur in connection with the lawsuit. On April 20, 2022, the putative plaintiff filed and subsequently served an application to amend his pleadings to harmonize with the pleadings in the Woo case described below, add Mr. Woo as a plaintiff, and add new underwriter defendants. Also on April 20, 2022, the putative plaintiff filed and subsequently served an application for leave to commence a secondary market liability claim under s. 140.3 of the B.C. Securities Act, for an order certifying the action as a class action, and for related relief.

On February 17, 2021, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and certain of its underwriters in the Supreme Court of British Columbia regarding the decrease in the price of the Company’s stock following (i) the USACE’s August 24, 2020 announcement that the Pebble Project could not be permitted as proposed, and (ii) the USACE’s November 25, 2020 decision regarding the Pebble Project. The case is captioned Woo v. Northern Dynasty Minerals Ltd. et al., Case No. VLC-S-S-211530. The claim was filed on behalf of a purported class of investors, wherever they may reside, who purchased securities of the Company between June 25, 2020 and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, (ii) allegedly oppressive conduct, (iii) alleged unjust enrichment, and (iv) negligence. The Company has been served and intends to defend itself vigorously. The underwriters have asserted contractual rights of indemnification against the Company for any loss that they may incur in connection with the lawsuit.

On March 5, 2021, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and certain of its underwriters in the Ontario Superior Court of Justice regarding the decrease in the price of the Company’s stock following the USACE’s November 25, 2020 decision regarding the Pebble Project. The case is captioned Pirzada v. Northern Dynasty Minerals Ltd. et al., Case No. CV-21-00658284-00CP. The claim was filed on behalf of a purported class of investors, wherever they may reside, who acquired securities of the Company between June 25, 2020 and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, (ii) allegedly oppressive conduct, and (iii) alleged negligence. On March 30, 2022, the plaintiff made a motion to discontinue the claim without costs and the court granted the discontinuance in April 2022.

Indemnification Obligations

The Company is subject to certain indemnification obligations to both present and former officers and directors, including Mr. Collier, in respect to the legal proceedings described above. These indemnification obligations will be subject to limitations prescribed by law and the articles of the Company, and may also be subject to contractual limitations.

2022 Annual Information Form	Page | 60

Risk Factors

The outcomes of the legal proceedings described above cannot be predicted and resolution of these legal proceedings will likely involve significant expense to the Company.  In addition, adverse outcomes in these legal proceedings may have a material adverse effect on the Company’s business, future prospects and financial condition.   Investors should refer to the risk factors identified above under Item 5 – Description of Business – Risk Factors, starting on page 41, for a discussion of risks relating to the legal proceedings described above.

Regulatory Actions

There have been no:

(a)	penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the most recently completed financial year, or

(b)	other material penalties or sanctions imposed by a court or regulatory body against the Company, or

(c)	settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

Item 13. Interest of Management and Others in Material Transactions

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transactions of the Company other than as set out herein.

Certain directors of a private company, HDSI, a wholly owned subsidiary of HDI (see Item 10) are also directors of the Company. Pursuant to a management services agreement with HDSI, HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries at annually set rates. During the year ended December 31, 2022, the Company paid HDSI approximately $3.87 million (2021 – $5.36 million) for services rendered by HDSI and reimbursed HDSI approximately $0.70 million (2021 – $0.62 million) for third party costs incurred on the Company’s behalf. Certain members of the Company’s senior management including the Company’s CEO and CFO are employed by HDSI rather than by Northern Dynasty directly.

Item 14. Transfer Agent and Registrar

The Company’s registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC.

Item 15. Material Contracts

Northern Dynasty’s only material contract as of March 31, 2023 is:

•	Corporate Services Agreement between Northern Dynasty and Hunter Dickinson Services Inc. dated July 2, 2010.

Other agreements are in the normal course of business.

2022 Annual Information Form	Page | 61

Item 16. Interests of Experts

David Gaunt, P.Geo., Eric Titley, P.Geo., and Stephen Hodgson, P.Eng.5 ., of Hunter Dickinson Services Inc. (“HDSI”), and Hassan Ghaffari, P.Eng., and James Lang, P.Geo., consultants, are persons:

•	who are named as in a report described in a filing, or referred to in a filing by the Company made under National Instrument 51-102, Continuous Disclosure Obligations, during, or relating to, the Company’s most recently completed financial year; and

•	whose profession or business gives authority to the report made by each of them.

Messrs. Gaunt, Titley and Hodgson, employees of HDSI, and Dr. Lang, a former employee and currently a consultant to HDSI, hold interests in the common shares of the Company, directly or indirectly, or through share purchase options, each representing less than 1% of the Company’s outstanding share capital. Hassan Ghaffari, P.Eng., holds no interest in the Company.

Deloitte LLP is independent with respect to Northern Dynasty within the meaning of the Securities  Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Item 17. Additional Information

Additional information, including directors’ and officers’ remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, management’s discussion and analysis, proxy circulars and interim financial statements of the Company, available under the Company’s profile on SEDAR at www.sedar.com and from the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

The following documents can be obtained upon request from Northern Dynasty’s Shareholder Communication Department by calling (604) 684‑6365:

•	this AIF, together with any document incorporated herein by reference;

•	interim consolidated financial statements filed with Securities Commissions subsequent to the audited consolidated financial statements for the Company’s most recently completed financial year; and

•	the Proxy Circular for the annual general meeting of the Company when available.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

Item 18. Disclosure for Companies not Sending Information Circulars

Not applicable.

5 Mr. Hodgson has been the Vice President, Engineering for the Company since March 2005.  In July 2018, he was transferred to Hunter Dickinson (US) Servicepay Inc. and acted as Senior Vice President, Engineering and Project Director for the Pebble Partnership.  He held that role until February 28, 2021, when he was transferred back to HDSI and continues to act as the Vice President, Engineering for the Company.

2022 Annual Information Form	Page | 62

Item 19. Audit and Risk Committee, Auditor Fees, Exemptions, Code of Ethics

Audit and Risk Committee (the “Audit Committee”)

Audit Committee Charter

The Audit Committee has adopted a charter that sets out its mandate and responsibilities, and is attached to this AIF as Appendix A.

Composition of the Audit Committee

The Audit Committee currently consists of Christian Milau (Chair), Ken Pickering and Gordon Keep. The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits performed, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Audit Committee Charter has set criteria for membership which all committee members are required to meet, consistent with National Instrument 52-110, Audit Committees(“NI 52-110”), and other applicable regulatory requirements. The Audit Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

Each Audit Committee member is an independent director and is financially literate. Mr. Keep has extensive business knowledge and is a director of a number of companies. Mr. Pickering has been a member on other audit committees of publicly listed companies. Mr. Milau, the Audit and Risk Committee Chairman is a Chartered Professional Accountant and is a financial expert.

Relevant Education and Experience

As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

•	the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•	reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and

•	an understanding of internal controls and procedures for financial reporting.

See disclosure regarding biographical information in Item 10.

Reliance on Certain Exemptions Available in NI 52-110

The Company’s auditor, Deloitte LLP, has not provided any non-audit services during the most recently completed fiscal year.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditor. The procedures require that all proposed engagements of its auditor for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditor for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the regulations of the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors.

2022 Annual Information Form	Page | 63

Principal Accountant Fees and Services

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by Deloitte LLP (“Deloitte”) to the Company to ensure auditor independence. Fees incurred with Deloitte for audit and non-audit services in the last two fiscal years are outlined in the following table:

Nature of Services		Year ended December 31 2022	Year ended December 31 2021
Audit Fees

the aggregate fees billed by our independent auditor for the audit of our annual consolidated financial statements, reviews of interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

		$ 259,000	$ 246,000
Audit-Related Fees

include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

		70,000 [1]	84,000 [2]
Tax Fees	include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.	–	–
All Other Fees	include all other non-audit services.	–	–
Total		$ 329,000	$ 300,000

Note

1.	Fees relate to assistance with an updated comfort letter and the preliminary base shelf prospectus, and the audit of the Royalty Agreement accounting treatment.

2.	Fees relate to assistance with the Company’s June 2021 ATM Offering and subsequent updates to Deloitte LLP’s comfort letter thereon.

From time to time, management of the Company recommends to and requests approval from the Audit Committee for audit and non-audit services to be provided by the Company’s auditors.  The Audit Committee routinely considers such requests at committee meetings, and if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service.  During such deliberations, the Audit Committee assesses, among other factors, whether the non-audit services requested would be considered “prohibited services” as contemplated by the SEC, and whether the non-audit services requested and the fees related to such services could impair the independence of the auditors.

Code of Ethics

The Company has adopted a code of ethics that applies to all directors, officers and employees of the Company. A copy of the Code of Ethics, which is included as part of the Company’s Governance Policies and Procedures Manual is available for download from the Company’s website at www.northerndynastyminerals.com and under the Company’s profile on SEDAR at www.sedar.com.

2022 Annual Information Form	Page | 64

Appendix A - Audit and Risk Committee Charter

1.	Purpose: Responsibilities and Authority

The Audit and Risk Committee (the “Audit Committee” or “Committee”) shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company’s independent auditor, and other matters under the authority of the Committee. The Committee also shall assist the Board of Directors in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties. In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

(a)	Relationship with Independent Auditor.

(i)

Subject to the law of British Columbia as to the role of the Shareholders in the appointment of independent auditors, the Committee shall have the sole authority to appoint or replace the independent auditor.

(ii)

The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

(iii)	The independent auditor shall report directly to the Committee.

(iv)

The Committee shall approve in advance all audit and permitted non-audit services with the independent auditor, including the terms of the engagements and the fees payable; provided that the Committee Chair may approve services to be performed by the independent auditors and the fee therefor between Committee meetings if the amount of the fee does not exceed $50,000, provided that any such approval shall be reported to the Committee at the next meeting thereof. The Committee may delegate to a subcommittee the authority to grant pre-approvals of audit and permitted non-audit services, provided that the decision of any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

(v)	At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.

(vi)	At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

(A)	the independent auditor’s internal quality-control procedures;

(B)

any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(C)	any steps taken to deal with any such issues; and

(D)	all relationships between the independent auditor and the Company.

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(vii)

At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(viii)

The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

(ix)	The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(x)

The Committee shall recommend to the Board policies for the Company’s hiring of employees or former employees of the independent auditor who were engaged on the Company’s account or participated in any capacity in the audit of the Company.

(xi)	The Committee shall oversee the implementation by management of appropriate information technology systems for the Company, including as required for proper financial reporting and compliance.

(b)	Financial Statement and Disclosure Review.

(i)

The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company’s annual reports.

(ii)

The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company’s quarterly financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether such financial statements should be filed with applicable securities regulatory authorities.

(iii)

The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the independent auditor’s assessment of the quality of the Company’s accounting principles, any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls over financial reporting, and any special steps adopted in light of material control deficiencies.

(iv)

At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

(A)	all critical accounting policies and practices used by the Company;

(B)

all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted; and.

(C)

other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company’s financial statements.

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(v)

Prior to their filing or issuance, the Committee shall review the Company’s Annual Information Form/Annual Report to the SEC, quarterly and annual earnings press releases, and other financial press releases, including the use of “pro forma” or “adjusted” non-GAAP information.

(vi)

The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

(c)	Conduct of the Annual Audit.

The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

(i)

The Committee shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

(ii)

The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accountability Board and the Public Company Accounting Oversight Board (“PCAOB”) and that the independent auditor satisfies all applicable Canadian independence standards (Canadian Auditing Standard 200), PCAOB Rule 3526 and SEC Regulation S-X, Section 2-01. The Committee shall obtain from the auditor a written description of all relationships between the auditor and the Company and persons in a financial reporting oversight role at the Company as per PCAOB Rule 3526 that may reasonably be thought to bear on independence.

(iii)	The Committee shall discuss with the independent auditor the matters required to be discussed by PCAOB Auditing Standard No. 16 and Canadian Auditing Standard 260 relating to the conduct of the audit.

(iv)

The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934 and that, in the course of conducting the audit, the independent auditor has not become aware of information indicating that an illegal act has or may have occurred or, if such an act may have occurred, that the independent auditor has taken all action required by Section 10A(b) of the Securities Exchange Act of 1934.

(v)

The Committee shall make such inquiries to the management and the independent auditor as the Committee members deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company’s financial and internal controls and procedures and the auditing process.

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(d)	Compliance and Oversight.

(i)

The Committee shall meet periodically with management and the independent auditor in separate executive sessions. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company’s investment bankers and financial analysts who follow the Company.

(ii)

The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

(iii)

The Committee shall discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies, and regularly review the top risks identified by management and the policies and practices adopted by the Company to mitigate those risks.

(iv)

At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days prior to the date of filing of the AIF/Annual Report to the SEC. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls. As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the required CEO and CFO annual certifications.

(v)

At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor management’s internal control report and assessment of the internal controls and procedures, and the independent auditor’s report on and assessment of the internal controls and procedures. In connection with its review of interim and annual financial statements and related management’s discussion and analysis, the Committee shall confirm with management that the Company (with CEO and CFO participation) has taken all actions required in connection with the certifications required by NI 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings.

(vi)

The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(vii)

The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company’s financial statements or accounting policies.

(viii)

At least annually, the Committee shall meet with the Company’s legal counsel and discuss any legal matters that may have a material impact on the financial statements or the Company’s compliance policies.

(ix)	The Committee shall oversee the preparation of reports relating to the Audit Committee required under applicable laws, regulations and stock exchange requirements.

(x)	The Committee shall exercise oversight with respect to anti-fraud programs and controls

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(e)	Related Party Transactions.

(i)

The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation Committee.

(ii)

As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that controls, is controlled by or is under common control with another person. “Related party” includes Hunter Dickinson Services Inc., its principals, and their affiliates.

(f)	Additional duties. The Committee shall perform the following additional duties:

(i)	The Committee shall review and recommend dividend policies.

(ii)	The Committee shall oversee the Company’s insurance program..

(iii)	The Committee shall review the appointment of senior financial personnel and make recommendations to the Board of Directors regarding the appointment of the Chief Financial Officer.

(iv)	The Committee shall recommend to the Nominating and Governance Committee the qualifications and criteria for membership on the Committee.

(v)

The Committee shall review and discuss with management the requirement for annual public disclosure pursuant to the Extractive Sector Transparency Measures Act and shall be responsible for approving such disclosures.

2.	Structure and Membership

	(a)	Number and qualification.

The Committee shall consist of three persons unless the Board should from time to time otherwise determine. All members of the Committee shall meet the experience and financial literacy requirements of NI 52-110 and the rules of the Toronto Stock Exchange and the NYSE American. At least one member of the Committee shall be a “financial expert” as defined in Item 407 of SEC Regulation S-K.

	(b)	Selection and Removal.

Members of the Committee shall be appointed by the Board, upon the recommendation of the Nominating and Governance Committee. The Board may remove members of the Committee at any time with or without cause.

	(c)	Independence.

All of the members of the Committee shall be “independent” as required for audit committees by NI 52-110, the rules of the Toronto Stock Exchange and the NYSE American, and SEC Rule 10A-3.

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	(d)	Chair.

Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.

	(e)	Compensation.

The compensation of the Committee shall be as determined by the Board.

	(f)	Term.

Members of the Committee shall be appointed for one-year terms. Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

3.	Procedures and Administration

	(a)	Meetings.

The Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than quarterly. The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

	(b)	Subcommittees.

The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

	(c)	Reports to the Board.

The Committee shall regularly report to the Board with respect to such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chair of the Board.

	(d)	Charter.

The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

	(e)	Independent Advisors.

The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.

	(f)	Investigations.

The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee and to access all Company records.

	(g)	Annual Self-Evaluation.

The Committee shall evaluate its own performance at least annually.

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4.	Additional Powers

The Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

5.	Limitation of Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

6.	Committee Member Independence, Financial Literacy and Financial Expert Requirements

A.	Independence

(a)	See Appendix 2 of the Company’s Corporate Governance Overview and Guidelines.

B.	Financial Literacy and Financial Expert Requirements

NI 52-110

Section 3.1(4) states that each audit committee member must be financially literate.

Section 1.6 defines the meaning of financial literacy as follows:

“For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.”

NYSE AMERICAN Section 803(B)(2)(a)(iii)

Each issuer must have an Audit Committee of at least three members, each of whom:

“is able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement. Additionally, each issuer must certify that it has, and will continue to have, at least one member of the audit committee who is financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. A director who qualifies as an audit committee financial expert under Item 407(d)(5)(ii) of Regulation S-K is presumed to qualify as financially sophisticated.”

ITEM 407(d)(5)(ii) 0F REGULATION S-K, DEFINITION OF FINANCIAL EXPERT

For purposes of this Item, an audit committee financial expert means a person who has the following attributes:

(A)	An understanding of generally accepted accounting principles and financial statements;

(B)	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(C)

Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(D)	An understanding of internal control over financial reporting; and

(E)	An understanding of audit committee functions.

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A person shall have acquired such attributes through:

(A)

Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(B)	Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(C)	Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

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